



F&M Bank Corp.

2009 ANNUAL REPORT







Building for the Future

Building for the Future

President's Letter



Dear Stockholder:

The year 2009 proved to be a difficult year for almost everyone, including F&M Bank Corp. Unemployment increased significantly, the housing market continued to be weak (especially in the upper price range and for residential developments), the FDIC continued to close banks at a rapid pace, and generally the economy was weak and consumer confidence was low. Having said all of this, it was also a year in which we showed profits where many banks reported losses. Even though our performance was not up to our standards, we outperformed most of our peers.

Net Income for 2009 was $1,954,000 which was a decrease of $1,250,000. Bank Corp income was impacted by Other Than Temporary Impairment (OTTI) securities write downs of $1,754,000. If the stock market continues to recover, these may be reversed into gains in the future if we decide to actually sell the securities. Furthermore, I do not foresee significant write downs going forward. Bank only earnings were negatively affected by an increase in our FDIC Assessment and contributions to our Allowance for Loan Losses. The FDIC Assessment increased $790,556 and the Allowance for Loan Loss contribution increased $3,395,000 to $4,210,000. Without these adjustments to earnings, we would have had record earnings.

Our assets increased to $539 million, which was an increase of $67 million over year end 2008. The majority of this increase was in loans, with Loans Held for Investment increasing $35 million and Loans Held for Sale increasing $27 million. Shareholder's equity increased approximately $3 million to just over $39 million, and book value per share increased to $16.99 from $15.64 in 2008. Furthermore, we experienced good deposit growth with deposits increasing $78 million. Most of this growth was in our Platinum Rewards checking account, which has been very successful. On the operational side, our Efficiency Ratio was 57.74% an improvement of .86% over 2008. Our goal is to keep the Efficiency Ratio below 60% going forward. We continue to be considered well capitalized by regulatory standards with Total Risk Based Capital Ratio of 11.07% as of year end 2009. The regulatory well capitalized ratio is 10%.

For more detail regarding our financial performance in 2009, I encourage you to review the enclosed 10K.

In 2009 we concentrated on expanding our relationships with existing customers. Our excellent staff has worked very hard on cross selling our products through referrals and excellent customer service. Our approach to selling is to provide exceptional customer service and to provide customers with products that they need from their financial provider, not a high pressure sales approach used by the larger banks selling whatever is the product of the month. This is a long term approach which hopefully builds relationships for a lifetime. We also are staying up to date on new technology and marketing to attract the younger generation, while at the same time providing the traditional products for our more mature customers.

I want to remind everyone that we now have our Dividend Reinvestment Plan in place, which is an easy and convenient method of increasing your investment in F & M Bank Corp. If you haven't signed up for dividend reinvestment, you can download the prospectus and the enrollment form at www.rtco.com or call Sylvia Bowman at our Timberville office for assistance.

As we begin 2010, I can assure you that your Farmers & Merchants team will work hard to maximize returns to you the shareholder, while staying true to our values of a Community Bank founded in 1908. I want to thank everyone for your continued support and I hope to see everyone at the annual meeting in May.

Dean W. Withers

Dean W. Withers
President/CEO

Three Year Summary of Selected Financial Charts

Net Income
(As a % of total assets)


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
2007 2008 2009
F&M 1.16% 0.75% 0.39%
Peer 0.84% -0.08% -0.06%

Net Interest Income
(As a % of total assets)


3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
2007 2008 2009
F&M 3.60% 3.59% 3.46%
Peer 3.75% 3.44% 3.32%

Overhead Expense
(As a % of total assets)


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2007 2008 2009
F&M 2.75% 2.60% 2.41%
Peer 3.25% 3.45% 3.14%

Net Loan Losses
(As a % of average loans)


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2007 2008 2009
F&M 0.12% 0.09% 0.57%
Peer 0.25% 0.87% 1.13%

Allowance For Loan Losses
(As a % of total loans)


2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2007 2008 2009
F&M 0.54% 0.55% 0.88%
Peer 1.32% 1.72% 1.81%

Non-Performing Loans
(As a % of total loans)


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2007 2008 2009
F&M 1.35% 1.18% 1.64%
Peer 1.34% 3.23% 3.34%

Tribute to Dan Todd

By Good Friend Larry Hoover


Dan Todd

As we prepare for our annual meeting, it is appropriate to note the passing of Dan Todd, who served as CEO of the Bank for 30 years, from 1966 to 1996, and continued as Chair of the Board until 2001.

Coming to Timberville from the small town of Independence in Southwest Virginia, Dan was not shy about informing stockholders at his first annual meeting in 1967 of his banking philosophy - that a community bank's main purpose was to serve the community, in addition to making profits. As it turned out he was very good at both.

I will not chronicle Dan's many significant contributions to the success of the Bank or the reasons for his reputation among fellow community bankers as the "banker's banker." But I will mention two important decisions initiated by Dan as early as 1973 - first, the decision to open the branch at Elkton, the beginning of F&M's additional eight branches which serve the Central Shenandoah Valley area - and second, the hiring of Julian Fisher, who would succeed Dan in 1996 as CEO until Julian's retirement in 2006.

Dan was spared the stress and challenge of the chaos in the banking system during these past few years, but his legacy of serving the community and offering personalized service to the Bank's customers will live on. And on the personal level Dan will be remembered as a generous, talented, practical and fun-loving friend.

Retired


Phyllis Delawder

Phyllis graduated from Broadway High School. She joined Farmers & Merchants Bank on June 10, 1985 as a note teller and worked in the Timberville office in loan operations over the years. When she retired on December 31, 2009, she was a lobby teller and had many loyal customers who always enjoyed her helpful, friendly attitude.

Phyllis and her husband Robert live near Harrisonburg and have three children and several grandchildren.


Janet Ware

Janet Ware is a graduate of Stonewall Jackson High School and started her banking career in 1972. She joined Farmers & Merchants Bank as a part time teller in the Broadway Office on March 11, 2002. She transferred to the Edinburg Office October 3, 2005 and continued working there until her retirement on August 31, 2009. Janet and her husband Merrill live in New Market and have one son.

Employee Service Anniversaries



Darlene Sites
30 Years



Kathryn Smith
30 Years



Brenda Swartz
30 Years



Cindy Sherman
25 Years



Brenda George
20 Years

Directors and Officers

DIRECTORS

THOMAS L. CLINE
President, Truck & Equipment Corp.
President, Mac Lease, Inc.

JOHN N. CRIST
Partner, Hoover Penrod, PLC-Attorneys

JULIAN D. FISHER
Chairman of the Board, Farmers & Merchants Bank and F & M Bank Corp.

ELLEN R. FITZWATER
Partner, Financial Manager, F & R Leasing, LLC

DANIEL J. HARSHMAN
Manager, Town of Edinburg

RICHARD S. MYERS
President, Dick Myers Automotive, Inc.

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

RONALD E. WAMPLER
Outside sales-Dick Myers Automotive, Inc.
Partner, Dove Ohio Farms, LLC.
and WWTD Ohio Farms, LLC

DEAN W. WITHERS
President, Farmers & Merchants Bank and F & M Bank Corp.

OFFICERS

Julian D. Fisher
Chairman of the Board

Thomas L. Cline
Vice Chairman of the Board

Dean W. Withers
President and Chief Executive Officer

Larry A. Caplinger
Executive Vice President
and Secretary of Board

Neil W. Hayslett
Executive Vice President
and Chief Financial Officer

Ellen C. Branner
Senior Vice President/Human Resources

Ralph C. Foltz, Jr.
Senior Vice President /Operations

Jeffrey L. Lam
Senior Vice President/Retail Loan Administration

Stephanie E. Shillingburg
Senior Vice President/Retail Services

VICE PRESIDENTS

Curtis M. Arey
Anita C. Beckman
Sylvia T. Bowman
Carrie A. Comer
Carolyn J. Dove
Sally H. Erickson
Joshua P. Hale
Charles P. Harder
Henry E. Hawkins
Susan K. Olson
Mary S. Prophet
Kitty H. Purcell
Robert R. Reedy, Jr.
Kevin A. Russell
Cynthia A. Sherman
Gregory B. Spitler
Edward A. Strunk
Deborah D. Vance

ASSISTANT VICE PRESIDENTS

Deborah A. Andes
Kathy L. Grubbs
Mary Ellen Harrison
Teresa D. Helmick
Cathy M. Lindamood
Karen B. Rose
Darlene K. Sites
Krista L. Suter



Bridgewater
100 Plaza Drive
828-6300

Broadway
126 North Timber Way
896-7071

Edinburg
120 South Main Street
984-4128

Elkton
127 West Rockingham Street
298-1251

Harrisonburg
Crossroads
80 Cross Keys Road
433-7575

Harrisonburg
Port Road
1085 Port Republic Road
433-0112

Luray
700 East Main Street
743-1130

Timberville
205 South Main Street
896-8941

Woodstock
161 South Main Street
459-3707

VBS Mortgage
2040 Deyerle Avenue, Ste 102
Harrisonburg
442-8583


SEC MAIL
RECEIVED
PROCESSING
APR 12 2010
WASH, D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2009
Commission file number: 0-13273

F & M BANK CORP.
(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)
(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Sarbanes Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,193,453 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on June 30, 2009 was approximately $53,739,599 based on the closing sales price of $24.50 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 1, 2010, there were 2,295,828 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 8, 2010 (the "Proxy Statement").

Table of Contents

PART I

Item 1. Business

General

F & M Bank Corp. (the "Company" or "we"), incorporated in Virginia in 1983, is a one-bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its affiliate, Farmers & Merchants Bank (Bank). TEB Life Insurance Company (TEB) and Farmers & Merchants Financial Services, Inc. (FMFS) are wholly owned subsidiaries of Farmers & Merchants Bank. Farmers & Merchants Bank also holds a majority ownership in VBS Mortgage LLC. (VBS).

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993. VBS (formerly Valley Broker Services, Inc.) was incorporated on May 11, 1999. The Bank purchased a majority interest in VBS on November 3, 2008.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, and drive-in banking services. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides brokerage and other financial services to customers of Farmers & Merchants Bank. VBS originates conventional and government sponsored mortgages through their office in Harrisonburg.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Filings with the SEC

The Company files annual, quarterly and other reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC"). These reports are posted and are available at no cost on the Company's website, *www.farmersandmerchants.biz*, as soon as reasonably practicable after the Company files such documents with the SEC. The Company's filings are also available through the SEC's website at *www.sec.gov*.

Employees

On December 31, 2009, the Bank had 138 full-time and part-time employees; including executive officers, loan and other banking officers, branch personnel, operations personnel and other support personnel. None of the Company's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company considers their employee relations to be excellent. No one employee devotes full-time services to F&M Bank Corp.

Competition

The Bank's offices face strong competition from numerous other financial institutions. These other institutions include large national and regional banks, other community banks, nationally chartered savings banks, credit unions, consumer finance companies, mortgage companies, loan production offices, mutual funds and life insurance companies. Competition for loans and deposits is affected by a variety of factors including interest rates, types of products offered, the number and location of branch offices, marketing strategies and the reputation of the Bank within the communities served.

Regulation and Supervision

General. The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System.

The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Corporation is complying with SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in several Low Income Housing Funds; these funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not for the stockholders of F & M Bank Corp.

Payment of Dividends. The Company is a legal entity, separate and distinct from its subsidiaries. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company. Under the current regulatory guidelines, prior approval from the Board of Governors of the Federal Reserve System is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the Bank or the Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines.

Bank regulatory agencies have the authority to prohibit the Bank or the Company from engaging in an unsafe or unsound practice in conducting their businesses. The payment of dividends, depending on the financial condition of the Bank, or the Company, could be deemed to constitute such an unsafe or unsound practice. Based on the Bank's current financial condition, the Company does not expect that any of these laws will have any impact on its ability to obtain dividends from the Bank.

Capital Requirements. The Federal Reserve has issued risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements, the Company and Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred shareholders' equity (including Trust Preferred Securities), less certain intangibles and other adjustments. The remainder ("Tier 2 capital") consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of the Company as of December 31, 2009 were 9.01% and 10.65%, respectively, exceeding the minimum requirements.

In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average adjusted assets) ("Tier 1 leverage ratio"). These guidelines provide for a minimum Tier 1 leverage ratio of 4% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. The Tier 1 leverage ratio of the Company as of December 31, 2009, was 7.08%, which is above the minimum requirements. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Gramm-Leach-Bliley Act. Effective on March 11, 2001, the Gramm-Leach-Bliley Act (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which will allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker; underwriting; dealing in or making markets in securities; and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

USA Patriot Act of 2001. In October, 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Northern Virginia which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcements' and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The continuing and potential impact of the Patriot Act and related regulations and policies on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Community Reinvestment The requirements of the Community Reinvestment Act are also applicable to the Bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

Item 1A. Risk Factors

General economic conditions, either national or within the Company's local markets.

The Company is affected by general economic conditions in the United States and the local markets within which it operates. An economic downturn within the Company's markets, or the nation as a whole; a significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control could negatively impact the growth rate of loans and deposits, the quality of the loan portfolio, loan and deposit pricing and other key factors of the Company's business. Such negative developments could adversely impact the Company's financial condition and performance.

Changes in interest rates could affect the Company's income and cash flows.

The direction and speed of interest rate changes affects our net interest margin and net interest income. Typically, in a period of declining interest rates our net interest income is negatively affected in the short term as our interest earning assets (primarily loans and investment securities) reprice more quickly than our interest bearing liabilities (deposits and borrowings).

We attempt to mitigate this risk by maintaining a neutral position regarding the volume of assets and liabilities that mature or reprice during any period; however, interest rate fluctuations, loan prepayments, loan production and deposit flows constantly change and influence the ability to maintain a neutral position. Generally speaking, the Company's earnings will be more sensitive to fluctuations in interest rates the greater the variance in volume of assets and liabilities that mature and reprice in any period. Accordingly, the Company may not be successful in maintaining a neutral position and, as a result, the Company's net interest margin may be impacted.

The Company faces substantial competition that could adversely affect the Company's growth and/or operating results.

The Company operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, and have greater financial resources and lending limits.

There could be an adverse effects on the way in which we do business if we do not maintain our capital requirements and our status as a 'well-capitalized" bank.

The Bank is subject to regulatory capital adequacy guidelines. If the Bank fails to meet the capital adequacy guidelines for a "well-capitalized" bank, it could increase the regulatory scrutiny for the Bank and the Company; increase our FDIC insurance premiums, and could lead to a decline in the confidence that our customers have in us and a reduction in the demand for our products and services.

The inability of the Company to successfully manage its growth or implement its growth strategy may adversely affect the result of operations and financial conditions.

The Company may not be able to successfully implement its growth strategy if unable to identify attractive markets, locations or opportunities to expand in the future. The ability to manage growth successfully also depends on whether the Company can maintain capital levels adequate to support its growth, maintain cost controls, asset quality and successfully integrate any businesses acquired into the organization.

As the Company continues to implement its growth strategy by opening new branches it expects to incur increased personnel, occupancy and other operating expenses. The Company must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, the Company's plans to branch could depress earnings in the short run, even if it efficiently executes a branching strategy leading to long-term financial benefits.

The Company's exposure to operational risk may adversely affect the Company.

Similar to other financial institutions, the Company is exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

The Company's concentration in loans secured by real estate may adversely impact earnings due to changes in the real estate markets.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of the Company's loans are secured by real estate (both residential and commercial) in the Company's market area. A major change in the real estate market, resulting in deterioration in the value of this collateral, or in the local or national economy, could adversely affect the customers' ability to pay these loans, which in turn could impact the Company. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and the Company tries to limit its exposure to this risk by monitoring extensions of credit carefully. The Company cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact the Company or the businesses in which the Company is engaged.

The Company is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact the Company or its ability to increase the value of its business. Additionally, actions by regulatory agencies or significant litigation against the Company could cause it to devote significant time and resources to defending itself and may lead to penalties that materially affect the Company and its shareholders. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse to the Company and its shareholders.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the FASB, SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes can be hard to predict and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments to report for the year ended December 31, 2009.

Item 2. Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Luray Branch
700 East Main Street
Luray, VA 22835

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Port Road Branch
1085 Port Republic Road
Harrisonburg, VA 22801

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Crossroads Branch
80 Cross Keys Road
Harrisonburg, VA 22801

With the exception of the Edinburg Branch, Port Road Branch and the Luray Branch, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all locations.

Through an agreement with Nationwide Money ATM Services, the Bank also operates cash only ATMs at five Food Lion grocery stores, one in Mt. Jackson, VA and four in Harrisonburg, VA.

VBS' office is located at:

Harrisonburg Office
2040 Deyerle Avenue
Suite 102
Harrisonburg, VA 22801

Item 3. Legal Proceedings

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of the Company during the fourth quarter of the period covered by this report.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Farmers & Merchants Bank
205 South Main Street
P.O. Box 1111
Timberville, VA 22853

Stock Performance

The following graph compares the cumulative total return to the shareholders of the Company for the last five fiscal years with the total return of the Russell 2000 Index and the SNL Bank Index, as reported by SNL Financial, LC, assuming an investment of $100 in the Company's common stock on December 31, 2003, and the reinvestment of dividends.



Total Return Performance
140
120
100
80
60
40
Index Value
F & M Bank Corp
Russell 2000
SNL Bank
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	Period Ending December 31, 2004	2005	2006	2007	2008	2009
F & M Corp	100.00	102.85	114.67	129.94	130.24	102.25
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58
SNL Bank Index	100.00	101.36	118.57	92.14	52.57	52.03

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,743,000 and $2,083,000 in 2009 and 2008, respectively. Regular quarterly dividends have been declared for fifty six consecutive quarters. In the third quarter of 2009 dividends per share were reduced from $.23 to $.15 per quarter. This decrease was the result of reduced earnings and an effort to bring the dividend payout ratio within stated goals. Dividends per share decreased 16% in 2009.

The ratio of dividends per share to net income per share was 89.18% in 2009, compared to 65.01% in 2008. The decision as to timing, amount and payment of dividends is at the discretion of the Company's Board of Directors. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns.

Stock Repurchases

As previously reported, on September 18, 2008, the Company's Board of Directors approved an increase in the number of shares of common stock that the Company can repurchase under the share repurchase program from 150,000 to 200,000 shares. Shares repurchased through the end of 2009 totaled 164,132 shares; of this amount, 2,122 shares were repurchased in 2009, at an average cost of $25.58 per share.

The number of common shareholders of record was approximately 1,725 as of March 1, 2010. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2009			2008		
	Per Share Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	20.00	30.75	$ .23	29.50	32.05	$ .22
2nd	22.00	28.15	.23	31.75	32.50	.22
3rd	22.95	26.65	.15	30.10	33.00	.23
4th	20.00	24.90	.15	28.80	31.50	.23
Total			$ .76			$ .90

Item 6. Selected Financial Data

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2009	2008	2007	2006	2005
Income Statement Data:					
Interest and Dividend Income	$ 27,516	$ 25,544	$ 24,635	$ 22,526	$ 19,878
Interest Expense	10,182	10,498	11,043	9,091	6,998
Net Interest Income	17,334	15,046	13,592	13,435	12,880
Provision for Loan Losses	4,210	815	270	240	360
Net Interest Income after Provision for Loan Losses	13,124	14,231	13,322	13,195	12,520
Noninterest Income	3,111	3,169	3,215	2,754	2,643
Securities Gains (Losses)	(1,754)	(1,680)	101	193	71
Noninterest Expenses	12,188	11,097	10,532	9,688	8,608
Income before Income Taxes	2,293	4,623	6,106	6,454	6,626
Income Tax Expense	339	1,419	1,653	1,925	1,846
Net Income	$ 1,954	$ 3,204	$ 4,453	$ 4,529	$ 4,780
Per Share Data:					
Net Income	$ .85	$ 1.38	$ 1.89	$ 1.90	$ 1.99
Dividends Declared	.76	.90	.86	.82	.78
Book Value	16.99	15.64	16.71	16.05	15.22
Balance Sheet Data:					
Assets	$ 539,223	$ 472,058	$ 386,727	$ 375,924	$ 346,328
Loans Held for Investment	434,403	399,233	317,180	309,461	277,398
Loans Held for Sale	31,168	3,780	-	-	3,528
Securities	26,230	30,785	36,614	37,373	34,921
Deposits	420,643	342,225	298,560	289,522	267,310
Short-Term Debt	9,085	20,510	12,743	11,717	14,345
Long-Term Debt	63,096	65,331	29,714	29,247	22,808
Shareholders' Equity	39,002	36,305	39,165	38,105	36,567
Average Shares Outstanding	2,292	2,319	2,360	2,386	2,404
Financial Ratios:					
Return on Average Assets[1]	.38%	.75%	1.17%	1.26%	1.34%
Return on Average Equity[1]	5.10%	8.50%	11.53%	12.13%	13.56%
Net Interest Margin	3.70%	3.89%	3.94%	4.17%	4.01%
Efficiency Ratio[2]	57.74%	58.60%	60.31%	57.45%	53.07%
Dividend Payout Ratio	89.18%	65.01%	45.60%	43.12%	38.70%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	7.37%	8.85%	10.05%	10.36%	9.86%
Allowance for Loan Losses to Loans[3]	.88%	.55%	.54%	.58%	.60%
Nonperforming Assets to Total Assets	1.42%	1.01%	1.11%	.58%	.20%
Net Charge-offs to Total Loans[3]	.59%	.08%	.11%	.04%	.07%

[1] Ratios are primarily based on daily average balances.

[2] The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

[3] Calculated based on Loans Held for Investment, excludes Loans Held for Sale.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change. Following is a summary of the Company's significant accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 (formerly SFAS No. 5) "Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (ii) ASC 310 (formerly SFAS No. 114), "Receivables", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either ASC 450 or ASC 310. Management's estimate of each ASC 450 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Allowances for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Allowances are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific allowances are typically provided on all impaired commercial loans in excess of a defined threshold that are classified in the Special Mention, Substandard or Doubtful risk grades. The specific reserves are determined on a loan-by-loan basis based on management's evaluation the Company's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued ASC 805 (formerly SFAS No. 141), *Business Combinations* and ASC 350 (formerly SFAS No. 142), *Intangibles*. ASC 850 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. ASC 350 was effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of ASC 350 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an annual impairment review and more frequently if certain impairment indicators are in evidence. ASC 350 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted ASC 350 on January 1, 2002. Goodwill totaled $2,639,000 at January 1, 2002. As of December 31, 2008, the Company recognized $30,000 in additional goodwill related to the purchase of 70% ownership in VBS Mortgage. The goodwill is not amortized but is tested for impairment at least annually. Based on this testing, there were no impairment charges for 2009 or 2008. Application of the non-amortization provisions of the Statement resulted in additional net income of $120,000 for each of the years ended December 31, 2009, 2008 and 2007.

Core deposit intangibles are amortized on a straight-line basis over a ten year life. Core deposit intangible, net of amortization, amounted to $322,000 and $598,000 at December 31, 2009 and 2008, respectively. The Company adopted ASC 350 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over its estimated useful life.

Securities Impairment

The Company follows the guidance in ASC 320-10 and SAB Topic 5M, *Other Than Temporary Impairment* in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:

- The length of time of impairment;
- The extent of the impairment relative to the cost of the investment;
- Recent volatility in the market value of the investment;
- The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or
- The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.

The following description provides our revised policies/procedures for the evaluation for Other Than Temporary Impairment (OTTI) for the quarter ended September 30, 2009 and for subsequent periods:

- We begin our evaluation using a default position that OTTI has occurred and then use all available evidence to determine whether prospects for the individual security are sufficient to support temporary impairment at the date of the SEC filing. This evaluation is conducted at each filing date.
- For purposes of determining OTTI, the security value recovery period is projected for a maximum of a two year holding period. This is the maximum; a shorter period may be used when there are particular conditions related to the individual security which make recovery unlikely.
- The primary focus in determining whether a security is OTTI, and projecting potential recovery, is the prospects for the individual security, rather than broad market indices. All available evidentiary material is considered, including the Company's public filings with the SEC, press releases, analyst reports, etc.

Securities Impairment, continued

- Secondary consideration is given to historic returns, but only to the extent that this evidence is instructive in determining whether the individual security has shown a history of outperforming (or underperforming) the market (or industry) in prior economic cycles. This factor is only considered when the declines in value were not limited to the individual security, but were prevalent over the broader market. This measure is considered to aid in determining whether OTTI should be recognized earlier, rather than later (ie. a security which underperforms relative to the industry or market will result in early recognition of OTTI). In no event will OTTI recognition be delayed beyond the two year projection period.
- OTTI may be recognized as early as quarter 1, regardless of holding period projections, when there are specific factors relative to the security which make recovery unlikely. These factors could include evidence contained in the aforementioned SEC filings, press releases, analyst reports, but may also be based on the severity of the impairment.
- Situations where a security has declined in value more rapidly than the industry (or market), absent strong evidence supporting prospects for recover, will result in OTTI being recognized in quarter 1 or quarter 2 rather than continuing to evaluate the security over several quarters, based on holding period projections.

Declines determined to be other than temporary are charged to operations and included in the gain (loss) on security sales. Such charges were $1,751,000 for 2009, $1,759,000 for 2008 and $171,000 for 2007.

Overview

The Company's net income for 2009 totaled $1,954,000 or $.85 per share, down 39% from $3,204,000 or $1.38 a share in 2008. Return on average equity decreased in 2009 to 5.10% versus 8.50% in 2008, while the return on average assets decreased from .75% to .38%. The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments, non-recurring tax entries and other non-recurring income was $3,095,000 in 2009 versus $4,293,000 in 2008, a decrease of 27.9%. Core profitability decreased due to the increase in the provision for loan and lease losses and increased FDIC deposit insurance assessment. These amounts were partially offset by growth in net interest income, which was driven by the significant loan portfolio growth of the Bank.

See page 10 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2009 to 2008	2008 to 2007
Prior Year Net Income Per Share	$ 1.38	$ 1.89
Change from differences in:		
Net interest income	1.07	.73
Provision for credit losses	(1.49)	(.24)
Noninterest income, excluding securities gains	(.01)	(.01)
Securities gains	(.05)	(.76)
Noninterest expenses	(.51)	(.32)
Income taxes	.46	.09
Total Change	(.53)	(.51)
Net Income Per Share	$ .85	$ 1.38

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest bearing liabilities. The net interest margin is the net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income.

Net interest income for 2009 was $17,518,000 representing an increase of $2,221,000 or 14.52%. A 10.92% increase in 2008 versus 2007 resulted in total net interest income of $15,297,000. In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 15), the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. This is referred to as tax equivalent net interest income.

Loans held for investment, expressed as a percentage of total earning assets, decreased slightly in 2009 to 88.65% as compared to 90.44% in 2008. Tax equivalent income on earning assets increased $1,905,000, supported by the increase in loan income of $2,677,000.

During 2009, yields on earning assets decreased 71 basis points (BP), primarily due to a .60BP decrease in the yield on loans held for investment. This decrease is consistent with declining market rates resulting from Federal Reserve interest rate cuts and a slowing economy.

The average cost of interest bearing liabilities decreased 69BP in 2009, following a decrease of 66BP in 2008. The decrease in average cost resulted from maturing liabilities repricing at lower rates following action by the Federal Reserve's Federal Open Market Committee (FOMC), which cut the Federal Funds rate on seven occasions in 2008. These rate cuts were in response to the aforementioned slowing in the national economy following the subprime mortgage crisis and resulting capital markets crisis.

The analysis on the next page reveals a decrease in net interest margin to 3.70% in 2009 primarily due to changes in balance sheet leverage as loan growth was funded primarily by increasing long-term debt and through the higher rate Platinum Rewards Checking product which caused a 30BP increase in the average cost of interest bearing demand accounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Consolidated Average Balances, Yields and Rates[1]

	2009			2008			2007		
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS									
Loans:[2]									
Commercial	$ 172,883	9,382	5.43%	$ 128,815	7,976	6.19%	$ 98,027	7,629	7.78%
Real estate	217,677	13,473	6.19%	195,743	13,061	6.67%	185,383	12,415	6.70%
Installment	28,945	2,663	9.20%	31,239	2,735	8.76%	29,516	2,606	8.83%
Loans held for investment	419,505	25,518	6.08%	355,797	23,772	6.68%	312,926	22,650	7.24%
Loans held for sale	29,619	1,169	3.95%	5,816	238	4.09%	296	22	7.43%
Investment securities:[3]									
Fully taxable	15,602	720	4.61%	19,813	1,101	5.56%	23,743	1,341	5.65%
Partially taxable	3,542	267	7.54%	6,583	509	7.73%	7,116	488	6.86%
Tax exempt	38	3	7.89%	169	8	4.73%	287	14	4.88%
Total investment securities	19,182	990	5.16%	26,565	1,618	6.09%	31,146	1,843	5.92%
Interest bearing deposits in banks	924	16	1.73%	2,426	117	4.82%	1,821	123	6.75%
Federal funds sold	3,964	7	.18%	2,821	50	1.77%	3,960	196	4.95%
Total Earning Assets	473,194	27,700	5.85%	393,425	25,795	6.56%	350,149	24,834	7.09%
Allowance for loan losses	(3,132)			(1,946)			(1,747)		
Nonearning assets	37,962			34,748			32,972		
Total Assets	$ 508,024			$ 426,227			$ 381,374		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand –interest bearing	$ 78,556	$ 1,306	1.66%	$ 58,682	$ 798	1.36%	$ 52,857	$ 1,172	2.22%
Savings	32,650	202	.62%	30,073	293	.97%	30,457	331	1.09%
Time deposits	218,396	6,294	2.88%	169,978	6,955	4.09%	168,005	7,819	4.65%
Total interest bearing deposits	329,602	7,802	2.37%	258,733	8,046	3.11%	251,319	9,322	4.00%
Short-term debt	14,700	78	.53%	23,622	456	1.93%	11,040	502	4.55%
Long-term debt	67,320	2,302	3.42%	50,135	1,996	3.98%	26,940	1,219	4.52%
Total interest bearing liabilities	411,622	10,182	2.47%	332,490	10,498	3.16%	289,299	11,043	3.82%
Noninterest bearing deposits	51,124			49,557			46,465		
Other liabilities	6,929			6,469			6,975		
Total liabilities	469,675			388,516			342,739		
Stockholders' equity	38,349			37,711			38,635		
Total liabilities and stock-holders' equity	$ 508,024			$ 426,227			$ 381,374		
Net interest earnings		$ 17,518			$ 15,297			$ 13,791	
Net yield on interest earning assets (NIM)			3.70%			3.89%			3.94%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

The following table illustrates the effect of changes in volumes and rates.

	2009 Compared to 2008 Increase (Decrease)			2008 Compared to 2007 Increase (Decrease)		
	Due to Change in Average: Volume	Rate	Increase or (Decrease)	Due to Change in Average Volume	Rate	Increase or (Decrease)
Interest income						
Loans held for investment	$ 4,256	$ (2,510)	$ 1,746	$ 3,104	$ (1,982)	$ 1,122
Loans held for sale	974	(43)	931	410	(194)	216
Investment securities:						
Taxable	(234)	(147)	(381)	(222)	(18)	(240)
Partially taxable	(235)	(7)	(242)	(37)	58	21
Tax exempt	(6)	1	(5)	(6)		(6)
Interest bearing deposits in banks	(72)	(29)	(101)	41	(47)	(6)
Federal funds sold	20	(63)	(43)	(56)	(90)	(146)
Total Interest Income	4,703	(2,798)	1,905	3,234	(2,273)	961
Interest expense						
Deposits:						
Demand	270	238	508	129	(503)	(374)
Savings	25	(116)	(91)	(4)	(34)	(38)
Time deposits	1,980	(2,641)	(661)	92	(956)	(864)
Short-term debt	(172)	(206)	(378)	572	(618)	(46)
Long-term debt	684	(378)	306	1,048	(271)	777
Total Interest Expense	2,787	(3,103)	(316)	1,837	(2,382)	(545)
Net Interest Income	$ 1,916	$ 305	$ 2,221	$ 1,397	$ 109	$ 1,506

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

Interest Income

Tax equivalent interest income increased $1,905,000 or 7.39% in 2009, after increasing 3.87% or $961,000 in 2008. Overall, the yield on earning assets decreased .71%, from 6.56% to 5.85%. Average loans outstanding grew at a record pace during 2009, with average loans outstanding increasing $63,708,000 to $419,505,000. Real estate loans increased 11.21% and commercial loans increased 34.21%. Combined these categories accounted for the total increase in year ending loans. The increase in both residential real estate and commercial loans is primarily the result of market conditions. Market conditions contributed as other banks began to pull back on lending due to their rising loan losses or exposure to subprime lending..

Average total securities, yielding 5.16%, decreased $7,383,000 during 2009. Proceeds from the sale and maturity of investment securities were used to fund (in part) the growth in the loan portfolio. Income on loans held for sale totaled $1,169,000, as compared to the $238,000 during 2008. The bank entered into this participation arrangement as a higher yielding alternative to federal funds sold. Due to the slowdown in secondary market lending, there was very little activity on this participation commitment during 2008. However, as market rates began to fall in the early part of 2009 the originating bank had an increased need for participating banks to fund a portion of these loans. The Bank purchases a 95% participation interest in these loans. These participations are short-term, real estate loan participations that have an average life of approximately ten days. The Bank holds its participation interest in these loans during the period of time between loan closing and when the loan is paid off by the secondary market purchaser.

Interest Expense

Interest expense decreased $316,000 or 3.01% during 2009, which followed a 4.94% decrease $545,000 in 2008. The average cost of funds of 2.47% decreased .69% compared to 2008. Average interest bearing liabilities increased $79,132,000 in 2009 following an increase of $43,191,000 in 2008. The increase in interest bearing liabilities was primarily the result of an increase in interest bearing demand deposits, time deposits and long term debt. Interest bearing demand deposits increased primarily due to the aforementioned Platinum Rewards Checking product. This product pays an above market interest rate, but rewards the customer to adopt certain behaviors that either drive down operating expenses or drive up non-interest income for the Bank. Interest expense of demand deposits increased $508,000 (63.6%), while the average balance in interest bearing demand deposits increased $19.9 million in 2009.

Time deposits increased primarily due to the Bank's participation in the Certificate of Deposit Account Registry Service (CDARS), which through reciprocal agreements among banks allows customers to gain access to significantly higher levels of FDIC deposit insurance coverage. Due to declining rates, both locally and nationally, the expense associated with time deposits decreased $661,000 (9.5%) in 2009, in spite of an increase in balances of $48.4 million.

Long term debt increased $17.2 million as the Bank supported its lending growth and converted some of its short term debt to long term at favorable market rates. Expense of long-term debt increased $306,000 in 2009 after an increase of $777,000 in 2008. The average cost of long term debt declined from 3.98% in 2008 to 3.42% in 2009. The Company borrowed $30,115,000 in 2009 and $39,747,000 in 2008. Changes in the cost of funds attributable to rate and volume variances can be found in the table at the top of page 16.

Noninterest Income

Noninterest income continues to be an increasingly important factor in maintaining and growing profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue. The Bank continues to enjoy significant revenue from its subsidiary Farmers & Merchants Financial Services (FMFS). However, gross revenue for FMFS decreased $87,000 in 2009. This decrease resulted primarily from a reduction in brokerage income as sales of investment products declined due to concerns over stock market volatility and the slowing of the national economy.

Exclusive of losses, non-interest income decreased 1.83% ($58,000) in 2009 following an decrease of 1.43% in 2008. Investments in bank owned life insurance (BOLI) on officers of the Company resulted in tax-free income of $331,000 and $336,000 in 2009 and 2008, respectively. Investments in low income housing projects resulted in non-interest income of $193,000 in 2009 and $102,000 in 2008, an increase of $91,000.

Securities transactions in 2009 resulted in losses of $1,754,000 after recognition of impairment write-downs totaling $1,751,000 on several holdings within the equities portfolio. This followed a loss of $1,681,000 in 2008. The losses within the securities portfolio were not the result of securities actually sold, but due to the recognition of Other Than Temporary Impairment (OTTI) losses on securities that declined significantly in value. Typically securities are considered impaired when their value has been significantly below cost for over a year. Based on the losses already recognized in 2008 and 2009, there is minimal risk of additional significant OTTI in 2010.

Noninterest Expense

Noninterest expenses increased from $11,097,000 in 2008 to $12,188,000 in 2009, a 9.83% increase. Salary and benefits increased 1.60% to $6,728,000 in 2009 and 5.77% in 2008. The 2009 increase resulted from additions to staff to support Bank growth and expansion, and increases in insurance cost, offset by reduced bonus compensation. Occupancy and equipment expense increased 1.1% ($13,000) in 2009, following a 5.85% increase in 2008.

Noninterest Expense, continued

The FDIC insurance assessment increased $791,000 in 2009 to $935,000. This increase was a result of increases in the standard assessment rates and a special assessment enacted by the FDIC to cover expenses to the fund resulting from failed institutions. Other operating expense increased $182,000 in 2009, following a $164,000 increase in 2008. Much of the increase was due to increases in data processing and legal fees. During 2009, noninterest expenses dropped as a percentage of total assets due to the rapid growth in total assets. Noninterest expenses continue to be substantially lower than peer group averages. Total noninterest expense as a percentage of average assets totaled 2.41%, 2.60%, and 2.76%, in 2009, 2008 and 2007, respectively. Peer group averages have ranged between 3.14% and 3.45% over the same time period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and volume of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses increased from $815,000 in 2008 to $4,210,000 in 2009. The increase in the provision for loan losses and the current levels of the allowance for loan losses reflect specific reserves related to nonperforming loans, changes in risk rating on loans, net charge-off activity, loan growth, delinquency trends and other credit risk factors that the Company considers in assessing the adequacy of the allowance for loan losses

Actual net loan charge-offs were $2,563,000 in 2009 and $329,000 in 2008. Loan losses as a percentage of average loans held for investment totaled .61 % and .09% in 2009 and 2008, respectively. This loss rate is significantly better than peer group averages which were 1.12% in 2009 and .84% in 2008.

Balance Sheet

Total assets increased 14.22% during the year to $539,223,000, an increase of $67,165,000 from $472,058,000 in 2008. Earning assets increased 14.93% or $65,001,000 to $500,502,000 at December 31, 2009. Virtually all of the increase in earning assets resulted from growth in the portfolio of loans held for investment and loans held sale which increased $35,170,000 and $27,387,000, respectively. Deposit growth for 2009 totaled $78,418,000 or 22.91%, much of the growth resulted from the growth in interest bearing demand deposits and time deposits, due to the Bank's participation in the CDARS program. The Company continues to utilize its assets well with 92.80% of year-end assets consisting of earning assets.

Investment Securities

Average balances in investment securities decreased 27.79% in 2008 to $19,182,000. Proceeds from the sale or maturity of investments were used in part to support loan growth and for debt repayment. At year end, 4.05% of earning assets of the Company were held as investment securities to provide security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk. Portfolio yields averaged 5.16% for 2009, down from 6.09% in 2008. Average yields on the investment portfolio exceed peer group averages primarily due to dividend yielding investments held by the Company. Yields on these types of investments increased as balances decreased due to the decline in market value of equity securities. It is anticipated that these yields will fall in 2010 as maturing debt securities reprice at lower yields and as some of the issuers of equity securities have recently cut dividends due to the weakening economy.

Investment Securities, continued

The Company recognized losses totaling $1,754,000 on its equities portfolio. Of this amount, $1,751,000 in losses resulted from Other Than Temporary Impairment (OTTI) write-downs on several of its holdings. Management considers a number of factors in determining whether to recognize OTTI on any of its securities, including current market conditions, historical trends in individual securities, historical trends in the overall market and length of time that a security has been below cost. Additional information on the securities impairment write-downs can be found on page 12 under the caption "Securities Impairment" and page 17 under the caption "Noninterest Income".

The composition of securities at December 31 was:

(Dollars in thousands)	2009	2008	2007
Available for Sale:[1]			
U.S. Treasury and Agency	$ 6,012	$ 10,194	$ 16,459
Municipal		125	250
Mortgage-backed[2]	6,170	8,574	5,411
Corporate bonds	505	281	2,426
Marketable equity securities	3,742	3,063	5,668
Total	16,429	22,237	30,214
Held to Maturity:			
U.S. Treasury and Agency	110	110	109
Total	110	110	109
Other Equity Investments	9,681	8,439	6,291
Total Securities	$ 26,220	$ 30,786	$ 36,614

[1] At estimated fair value.
[2] Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2009 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations.

	Years to Maturity							
	Less than one		One to Five		Over Five			
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale:								
U.S. Treasury & Agency	$ 2,000	.23%	$ 4,012	3.48%	$	%	$ 6,012	2.40%
Municipal		%		%		%		%
Mortgage-backed		%		%	6,170	5.08%	6,170	5.08%
Corporate bonds		%		%	505	8.86%	505	8.86%
Total	$ 2,000	.23%	$ 4,012	3.48%	$ 6,675	5.37%	$ 12,687	3.96%
Debt Securities Held to Maturity:								
U.S. Treasury & Agency	$ 110	2.25%					110	2.25%
Total	$ 110	2.25%					$ 110	2.25%

Analysis of Loan Portfolio

The Company's portfolio of loans held for investment totaled $434,403,000 at December 31, 2009 compared with $399,233,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Commercial loans, including agricultural and multi family loans, increased 2.45% during 2009 to $145,384,000. Real estate mortgages increased $19,766,000 (12.26%). Growth has included a variety of loan and collateral types including residential real estate and real estate development.

Construction loans increased $15,061,000 or 21.14%, this increase resulted primarily from several large real estate development loans. The growth in construction loans within our portfolio was broadly diversified with loans to a variety of developers, including large multi-unit single family developments, single lot spec homes; and multifamily properties in various locations throughout our market area. The Bank also has loan participation arrangements with several other banks within the region to aid in diversification of the loan portfolio geographically, by collateral type and by borrower.

Consumer installment loans decreased $3,545,000. This category includes personal loans, auto loans and other loans to individuals. This category continues to suffer from strong competition by other providers of automobile financing. Credit card balances increased $416,000 to $2,356,000 but are a minor component of the loan portfolio. The following table presents the changes in the loan portfolio over the previous five years.

	December 31				
(Dollars in thousands)	2009	2008	2007	2006	2005
Real estate – mortgage	$ 180,990	$ 161,224	$ 141,836	$ 137,595	$ 133,826
Real estate – construction	86,320	71,259	51,301	46,669	33,540
Consumer installment	19,247	22,792	18,772	15,990	16,435
Commercial	115,638	115,297	86,048	89,347	73,896
Agricultural	19,355	18,711	15,701	14,587	14,759
Multi-family residential	10,391	7,898	1,412	3,462	3,261
Credit cards	2,356	1,940	1,800	1,709	1,616
Other	106	112	310	102	65
Total Loans	$ 434,403	$ 399,233	$ 317,180	$ 309,461	$ 277,398

Analysis of Loan Portfolio, continued

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2009:

(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 54,834	$ 73,169	$ 6,990	$ 134,993
Multi-family residential	2,741	7,650		10,391
Real Estate – mortgage	51,543	113,112	16,335	180,990
Real Estate – construction	76,643	9,600	77	86,320
Consumer – installment/other	13,296	8,358	55	21,709
Total	$ 199,057	$ 211,889	$ 23,457	$ 434,403
Loans with predetermined rates	$ 15,312	$ 32,690	$ 22,848	$ 70,850
Loans with variable or adjustable rates	183,745	179,199	609	363,553
Total	$ 199,057	$ 211,889	$ 23,457	$ 434,403

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 80% of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or ten year periods at a fixed rate or as a revolving line of credit.

Construction loans may be made to individuals, who have arranged with a contractor for the construction of a residence, or to contractors that are involved in building pre-sold, spec-homes or subdivisions. The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons; however, approximately 26% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers.

During recent years, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 5% and 8% annually depending on the location and type of property, however due to the slowing economy and declining real estate sales it is estimated that values actually declined approximately 10%-15% in 2009. Approximately 89% of the Company's loans are secured by real estate; however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages.

The Bank has identified loan concentrations of greater than 25% of capital in the following categories, poultry related, motel properties, multi-family properties, spec homes and construction/development. While the Bank has not developed a formal policy limiting the concentration level to any particular loan type or industry segment, it has established target limits on both a nominal and percentage of capital basis. Concentrations are monitored and reported to the board of directors quarterly. Concentration levels have been used by management to determine how aggressively they may price or pursue new loan requests. At December 31, 2009, there are no industry categories of loans that exceed 10% of total loans.

Nonaccrual and Past Due Loans

Nonperforming loans include nonaccrual loans, loans 90 days or more past due and restructured loans. Nonaccrual loans are loans on which interest accruals have been suspended or discontinued permanently. Restructured loans are loans which have had the original interest rate or repayment terms changed due to financial hardship. Nonperforming loans totaled $7,653,000 at December 31, 2009 compared to $4,766,000 at December 31, 2008. Approximately 93% of these past due loans are secured by real estate. Although management expects that there will be some loan losses, the bank is generally well secured and continues to actively work with its customers to effect payment. As of December 31, 2009, the Company holds $526,000 of real estate which was acquired through foreclosure.

The following is a summary of information pertaining to risk elements and impaired loans:

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Nonaccrual Loans:					
Real Estate	3,245	3,638	1,918	1,518	1,374
Commercial	261	1,364	31		
Other					
Loans past due 90 days or more:					
Real Estate	3,850	2,550	4,042	2,798	3,205
Commercial	57	312	432	497	26
Other	240	153	38	148	161
Total Nonperforming loans	7,653	8,017	6,461	4,961	4,766
Nonperforming loans as a percentage of loans held for investment	1.76%	1.88%	1.55%	1.21%	1.19%
Net Charge Offs to Total Loans	.59%	.19%	.04%	.004%	.08%
Allowance for loan and lease losses to nonperforming loans	50.12%	58.63%	39.56%	48.00%	45.93%

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information which causes it to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2009, management is not aware of any potential problem loans which are not already classified for regulatory purposes or on the watch list as part of the Bank's internal grading system.

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, and pools of loans by type (commercial, residential, consumer, credit cards). Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $100,000 are reviewed individually for impairment under ASC 310. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under ASC 450.

Loan pools are further segmented into watch list, past due over 90 days and all other. Watch list loans include loans that are 60 days past due and may include restructured loans, borrowers that are highly leveraged, loans that have been upgraded from classified or loans that contain policy exceptions (term, collateral coverage, etc.). Loss estimates on these loans reflect the increased risk associated with these assets due to any of the above factors. The past due pools contain loans that are currently 90 days or more past due. Loss rates assigned to these past due loans reflect the fact that these loans bear a significant risk of charge-off. Loss rates vary by loan type to reflect the likelihood that collateral values will offset a portion of the anticipated losses.

The remainder of the portfolio falls into pools by type of homogenous loans that do not exhibit any of the above described weaknesses. Loss rates are assigned based on historical rates over the prior two year period. A multiplier has been applied to these loss rates to reflect the time for loans to season within the portfolio and the inherent imprecision of these estimates.

All potential losses are evaluated within a range of low to high. An allowance for environmental factors (such as trends in past due/impaired loans, volume and terms of loans, changes in lending policies/procedures, experience of lending staff/management, local/national economic trends and credit concentrations) has been established to reflect other unidentified losses within the portfolio. The environment factor allowance mitigates the increased risk of loss associated with fluctuations in past due trends, changes in the local and national economies, and other unusual events. The Board approves the loan loss provision for each quarter based on this evaluation. An effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $3,836,000 at December 31, 2009 is equal to .88% of total loans held for investment. This compares to an allowance of $2,189,000 (.55%) at December 31, 2008. The overall level of the allowance remains well below the peer group averages. Management feels this is appropriate based on its loan loss history and the composition of its loan portfolio. Based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio, management is of the opinion that the allowance for loan losses fairly states the estimated losses in the current portfolio.

Loan losses, net of recoveries, totaled $2,563,000 in 2009 which is equivalent to .59% of total loans outstanding. Over the preceding five years, the Company has had an average loss rate of .18% which is approximately one third the loss rate of its peer group.

Loan Losses and the Allowance for Loan Losses, continued

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2009	2008	2007	2006	2005
Balance at beginning of period	$ 2,189	$ 1,703	$ 1,791	$ 1,673	$ 1,511
Provision charged to expenses	4,210	815	270	240	360
Loan losses:					
Commercial	1,110	294	331	19	128
Installment	193	106	119	143	135
Real estate	1,336				
Total loan losses	2,639	400	450	162	263
Recoveries:					
Commercial	10	7	9	4	19
Installment	63	63	83	36	46
Real estate	3	1			
Total recoveries	76	71	92	40	65
Net loan losses	(2,563)	329	358	122	198
Balance at end of period	$ 3,836	$ 2,189	$ 1,703	$ 1,791	$ 1,673
Allowance for loan losses as a percentage of loans	.88%	.55%	.54%	58%	.60%
Net loan losses to loans outstanding	.59%	.08%	.11%	.04%	.07%

The Company has allocated the allowance according to the amounts deemed to be reasonably necessary to provide for the possibility of losses occurring within each of the loan categories as shown below. The allocation of the allowance as shown below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The following table shows the allocation of the allowance by loan type and the related outstanding loan balances to total loans.

	2009		2008		2007		2006		2005	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
	(Dollars in thousands)									
Commercial	$ 2,220	31%	$ 1,200	36%	$ 900	32%	$ 666	34%	$ 648	32%
Real estate	1,168	64%	450	58%	300	61%	300	61%	300	61%
Installment	448	5%	539	6%	428	7%	750	5%	650	7%
Unallocated		%		%	75	%	75	%	75	%
Total	$ 3,836	100%	$ 2,189	100%	$ 1,703	100%	$ 1,791	100%	$ 1,673	100%

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2009 of 22.91%. Interest bearing demand deposits have increased primarily as a result of the new Platinum Rewards interest bearing checking account which the Bank began offering in March 2008. At year end there were balances of approximately $ 48 million in this account category which is a $33 million increase over 2008. Balances in certificates of deposit increased $31.7 million as a result of the Bank's membership in the CDARS program. CDARS (Certificate of Deposit Account Registry Service) is a program that allows the bank to accept customer deposits in excess of FDIC limits and through reciprocal agreements with other network participating banks offer FDIC insurance up to as much as $50 million in deposits. The CDARS program also allows the Bank to purchase funds through its One-Way Buy program. At year end the Bank had obtained a total of $44.6 million in CDARS funding.

The Bank has traditionally avoided brokered deposits believing that they were unstable and, thus not desirable. However, some of the deposits raised through the online listing service are considered brokered deposits. Also, under current banking regulations, CDARS deposits are considered brokered deposits even though in the reciprocal program the original source of funds came from local customers. Certificates of deposit over $100,000 totaled $99,330,000 at December 31, 2009. The maturity distribution of these certificates is as follows:

(Dollars in thousands)	2009	2008
Less than 3 months	$ 31,381	$ 15,314
3 to 12 months	36,631	29,553
1 year to 5 years	31,318	18,988
Total	$ 99,330	$ 63,855

Non-deposit borrowings include repurchase agreements, federal funds purchased, Federal Home Loan Bank (FHLB) daily rate credit and long-term debt obtained through the FHLB. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank.

Borrowings from the Federal Home Loan Bank are used to support the Bank's lending program and allow the Bank to mange interest rate risk by laddering maturities and matching funding terms to the terms of various loan types in the loan portfolio. The Bank borrowed $22,250,000 in 2009 and $34,747,000 in 2008 in long term loans. Repayment of amortizing and fixed maturity loans through FHLB totaled $27,350,000 for the year. These loans carry an average rate of 3.23% at December 31, 2009.

Stockholder's Equity

Total stockholders' equity increased $2,698,000 or 7.43% in 2009. While net income totaled $1,954,000, noncontrolling interest net income totaled $$76,000 and changes in other comprehensive income increased $2,292,000, capital was reduced by dividends ($1.743 million) and shares repurchased ($54 thousand). As of December 31, 2009, book value per share was $16.99 compared to $15.64 as of December 31, 2008. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2009, the Company had Tier I capital of 9.01% of risk weighted assets and combined Tier I and II capital of 10.65% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

Stockholder's Equity, continued

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by average total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2009, the Company reported a leverage ratio of 7.08%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. Rapid changes in short-term interest rates may lead to volatility in net interest income resulting in additional interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. The net interest margin decreased .19% in 2009 and decreased .05% in 2008. Due to a slowing of the national economy and market turbulence related to the sub-prime mortgage lending crisis, the Federal Reserve began cutting short term interest rates in September 2007. The Federal Reserve cut short term rates a total of 5.00% to a target of 0 to .25%.

Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2009 is acceptable; the Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. The Bank's membership in the Federal Home Loan Bank has historically provided liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2009. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates a liability sensitive one-year cumulative GAP position of 6.86% of total earning assets, compared to (3.58%) in 2008. Approximately 50.26% of rate sensitive assets and 49.44% of rate sensitive liabilities are subject to repricing within one year. Short term assets (less than one year) increased $58,718,000 during the year, while total earning assets increased $65,001,000. Growth in the loan portfolio was concentrated in real estate secured loans, including both amortizing residential and commercial loans which typically have an initial rate adjustment period of three to five years and construction loans which typically have a term of one year and a rate that floats with the prime rate. Short term liabilities increased $8,820,000, while total interest bearing liabilities increased $61,069,000. Due to the relatively flat yield curve, management has aggressively cut deposit rates and has lengthened the term on some of its fixed rate borrowings with FHLB. These actions have resulted in the improvement in the negative GAP position in the one year time period and have helped to mitigate the decline in the net interest margin.

Market Risk Management, continued

The following GAP analysis shows the time frames as of December 31, 2009, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans held for investment	$ 162,938	$ 34,277	$ 210,867	$ 23,965	$	$ 432,047
Loans held for sale	31,168					31,168
Federal Funds Sold	18,326					18,326
Investments securities	2,066	344	4,012	5,871	4,247	16,540
Credit Cards	2,356					2,356
Interest bearing bank deposits	65					65
Total	216,919	34,621	214,879	29,836	4,247	500,502
Rate Sensitive Liabilities:						
Interest bearing demand deposits		27,111	58,106	15,497		100,714
Savings		6,846	20,537	6,846		34,229
Certificates of deposit						
$100,000 and over	31,380	36,631	31,319			99,330
Other certificates of deposit	23,658	66,912	42,325			132,895
Total Deposits	55,038	137,500	152,287	22,343		367,168
Short-term debt	9,085					9,085
Long-term debt	10,275	5,325	44,781	2,715		63,096
Total	74,398	142,825	197,068	25,058		439,349
Discrete Gap	142,521	(108,204)	17,811	4,778	4,247	61,153
Cumulative Gap	142,521	34,317	52,128	56,906	61,153	
As a % of Earning Assets	28.48%	6.86%	10.42%	11.37%	12.22%	

- In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run off. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification ("ASC"). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

In January, 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Also in January, 2010, an amendment was issued to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2009 and 2008:

	2009				
(Dollars in thousands)	Fourth	Third	Second	First	Total
Interest and Dividend Income	$ 7,035	$ 6,761	$ 7,019	$ 6,701	$ 27,516
Interest Expense	2,458	2,475	2,548	2,701	10,182
Net Interest Income	4,577	4,286	4,471	4,000	17,334
Provision for Loan Losses	900	2,790	310	210	4,210
Net Interest Income after Provision, For Loan Losses	3,677	1,496	4,161	3,790	13,124
Non-Interest Income	718	(101)	420	320	1,357
Non-Interest Expense	3,057	3,249	3,088	2,794	12,188
Income before taxes	1,338	(1,854)	1,493	1,316	2,293
Income Tax Expense	483	(978)	402	432	339
Net Income	$ 855	$ (876)	$ 1,091	$ 884	$ 1,954
Net Income Per Share	$ .36	$ (.38)	$ .48	$ .39	$ .85

	2008				
(Dollars in thousands)	Fourth	Third	Second	First	Total
Interest and Dividend Income	$ 6,765	$ 6,617	$ 6,128	$ 6,034	$ 25,544
Interest Expense	2,776	2,665	2,453	2,604	10,498
Net Interest Income	3,989	3,952	3,675	3,430	15,046
Provision for Loan Losses	430	120	175	90	815
Net Interest Income after Provision For Loan Losses	3,559	3,832	3,500	3,340	14,231
Non-Interest Income	(563)	475	896	681	1,489
Non-Interest Expense	2,890	2,793	2,761	2,653	11,097
Income before taxes	106	1,514	1,635	1,368	4,623
Income Tax Expense	136	428	491	364	1,419
Net Income	$ (30)	$ 1,086	$ 1,144	$ 1,004	$ 3,204
Net Income Per Share	$ (.01)	$ .47	$ .49	$ .43	$ 1.38

F & M Bank Corp. and Subsidiaries

Consolidated Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets		
Cash and due from banks (notes 3 and 13)	$ 5,314,285	$ 5,686,781
Federal funds sold	18,326,000	8,979,000
Cash and cash equivalents	23,640,285	14,665,781
Interest bearing deposits (note 13)	64,971	1,162,265
Securities:		
Held to maturity - fair value of $110,000 in 2009 and 2008 (note 4)	109,813	109,634
Available for sale (note 4)	16,429,533	22,237,430
Other investments (note 4)	9,680,733	8,438,964
Loans held for sale	31,167,763	3,780,287
Loans held for investment (notes 5 and 13)	434,402,916	399,232,536
Less allowance for loan losses (note 6)	(3,835,698)	(2,189,261)
Net Loans Held for Investment	430,567,218	397,043,275
Other real estate owned	525,897	
Bank premises and equipment, net (note 7)	7,079,504	7,457,128
Interest receivable	2,037,612	2,056,162
Core deposit intangible (note 21)	321,932	597,874
Goodwill (note 21)	2,669,517	2,669,517
Bank owned life insurance (note 22)	6,593,081	6,304,263
Other assets	8,334,778	5,535,207
Total Assets	539,222,637	472,057,787
Liabilities		
Deposits:		
Noninterest bearing	53,475,063	49,785,896
Interest bearing:		
Demand	77,483,164	39,772,929
Money market accounts	23,230,861	22,779,161
Savings	34,228,965	29,366,527
Time deposits over $100,000 (note 8)	99,329,716	63,855,260
All other time deposits (note 8)	132,895,542	136,665,430
Total Deposits	420,643,311	342,225,203
Short-term debt (note 9)	9,084,909	20,510,287
Accrued liabilities	7,396,233	7,686,661
Subordinated debt	2,715,000	
Long-term debt (note 10)	60,380,702	65,330,833
Total Liabilities	500,220,155	435,752,984
Stockholders' Equity (Note 20)		
Common stock $5 par value, 6,000,000 shares authorized, 2,295,053 and 2,289,497 shares issued and outstanding for 2009 and 2008, respectively	11,475,265	11,447,485
Capital surplus		
Retained earnings (note 17)	27,989,144	27,686,745
Noncontrolling interest	122,709	46,829
Accumulated other comprehensive income (loss)	(584,636)	(2,876,256)
Total Stockholders' Equity	39,002,482	36,304,803
Total Liabilities and Stockholders' Equity	$ 539,222,637	$ 472,057,787

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Income

For the years ended 2009, 2008 and 2007

	2009	2008	2007
Interest and Dividend Income			
Interest and fees on loans held for investment	$ 25,393,347	$ 23,638,923	$ 22,560,401
Interest on loans held for sale	1,169,228	238,249	21,794
Interest on deposits and federal funds sold	23,533	167,441	319,048
Interest on debt securities	697,982	970,523	1,231,825
Dividends on equity securities	231,838	529,268	502,080
Total Interest and Dividend Income	27,515,928	25,544,404	24,635,148
Interest Expense			
Interest on demand deposits	1,306,439	798,137	1,171,782
Interest on savings deposits	202,027	293,461	331,218
Interest on time deposits over $100,000	1,551,360	1,906,538	2,304,597
Interest on all other time deposits	4,742,443	5,047,994	5,513,883
Total interest on deposits	7,802,269	8,046,130	9,321,480
Interest on short-term debt	77,818	456,398	501,932
Interest on long-term debt	2,302,246	1,995,514	1,219,489
Total Interest Expense	10,182,333	10,498,042	11,042,901
Net Interest Income	17,333,595	15,046,362	13,592,247
Provision for Loan losses (note 6)	4,210,000	815,000	270,000
Net Interest Income After Provision for Loan Losses	13,123,595	14,231,362	13,322,247
Noninterest Income (Expenses)			
Service charges on deposit accounts	1,292,965	1,356,494	1,209,972
Insurance and other commissions	476,734	271,078	368,990
Other operating income	1,086,890	1,193,991	1,342,851
Income on bank owned life insurance	330,756	336,459	293,271
Other than temporary impairment losses	(1,751,169)	(1,758,730)	(171,000)
Gain (loss) on the sale of securities (note 4)	(2,424)	78,173	272,185
Total Noninterest Income	1,433,752	1,477,465	3,316,269
Noninterest Expenses			
Salaries	5,037,699	5,131,045	4,737,325
Employee benefits (note 12)	1,690,834	1,491,847	1,524,208
Occupancy expense	563,923	578,735	598,598
Equipment expense	592,075	564,410	615,083
Amortization of intangibles (notes 2 and 21)	275,942	275,942	275,942
FDIC insurance assessment	934,864	144,308	34,459
Other operating expenses	3,092,799	2,911,190	2,746,691
Total Noninterest Expenses	12,188,136	11,097,477	10,532,306
Income before Income Taxes	2,369,211	4,611,350	6,106,210
Income Tax Expense (note 11)	339,309	1,418,628	1,653,124
Consolidated Net Income	2,029,902	3,192,722	4,453,086
Net Income - Noncontrolling interest	(75,880)	11,294	
Net Income-F & M Bank Corp.	$ 1,954,022	$ 3,204,016	$ 4,453,086
Per Share Data Net Income	$ .85	$ 1.38	$ 1.89
Cash Dividends	$ .84	$ .90	$ .86
Average Common Shares Outstanding	2,291,845	2,318,998	2,359,540

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2009, 2008 and 2007

	Common Stock	Capital Surplus	Retained Earnings	Noncontrolling Interest	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2006	11,870,965	$	$ 26,794,238	$	$ (560,359)	$ 38,104,844
Comprehensive Income:						
Net income			4,453,086			4,453,086
Net change in other comprehensive income (note 2)					(403,683)	(403,683)
Total Comprehensive Income		4,049,403				
Tax benefit of ESOP dividends						
Dividends on common stock			(2,030,564)			(2,030,564)
Stock issued (294 shares)	1,470		8,082			9,552
Stock repurchased (30,597 shares)	(152,985)		(815,569)			(968,554)
Balance December 31, 2007	11,719,450		28,409,273		(964,042)	39,164,681
Cumulative effect of initial adoption of EITF 06-4			(428,112)			(428,112)
Comprehensive Income:						
Net income			3,204,016	46,829		3,250,845
Net change in other comprehensive income (note 2)					(1,912,214)	(1,912,214)
Total Comprehensive Income						1,338,631
Dividends on common stock			(2,083,015)			(2,083,015)
Stock issued (3,951 shares)	19,755	98,380				118,135
Stock repurchased (58,344 shares)	(291,720)	(98,380)	(1,415,417)			(1,805,517)
Balance December 31, 2008	11,447,485	-	27,686,745	46,829	(2,876,256)	36,304,803
Comprehensive Income:						
Net income			1,954,022	75,880		2,029,902
Net change in other comprehensive income (note 2)					2,291,620	2,291,620
Total Comprehensive Income						4,321,522
Dividends on common stock			(1,742,637)			(1,742,637)
Stock issued (8,478 shares)	38,390		134,680			173,070
Stock repurchased (2,122 shares)	(10,610)		(43,666)			(54,276)
Balance December 31, 2009	11,475,265	$	$ 27,989,144	$ 122,709	$ (584,636)	$ 39,002,482

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 1,954,022	$ 3,204,016	$ 4,453,086
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
(Gain) loss on securities transactions	2,424	(78,173)	(272,185)
Other than temporary impairment losses	1,751,169	1,758,730	171,000
Depreciation	654,401	630,314	697,659
Accretion of securities	27,383	(29,717)	(111,489)
Net decrease (increase) in loans held for sale	(27,387,476)	(3,780,287)	-
Provision for loan losses	4,210,000	815,000	270,000
Provision for deferred taxes	(694,041)	(159,824)	(346,191)
(Increase) decrease in interest receivable	18,550	(124,187)	(55,326)
(Increase) decrease in other assets	(3,187,314)	(69,785)	(831,946)
Increase (decrease) in accrued expenses	(15,740)	538,980	(299,666)
Change in pension liability	852,683	(1,835,082)	531,150
Amortization of limited partnership investments	370,808	431,584	722,041
Amortization of intangibles	275,942	275,942	275,942
Gain on sale of property and equipment		(1,902)	(68,904)
Income from life insurance investment	(288,818)	(298,952)	(293,271)
Net Cash Provided by Operating Activities	(21,456,007)	1,276,657	4,841,900
Cash Flows from Investing Activities			
(Increase) decrease in interest bearing bank deposits	1,097,294	1,969,600	(1,127,083)
Purchase of securities held to maturity		-	(108,166)
Proceeds from maturities of securities held to maturity		-	110,000
Proceeds from maturities of securities available for sale	17,618,208	23,843,841	22,499,667
Proceeds from sales of securities available for sale	32,228	1,511,286	2,172,552
Purchases of securities available for sale	(12,724,664)	(22,654,078)	(25,514,141)
Net increase in loans held for investment	(38,259,840)	(82,381,163)	(8,077,058)
Purchase of life insurance		-	-
Purchase of property and equipment	(276,777)	(864,047)	(140,648)
Proceeds from life insurance policy		-	246,332
Net Cash Used in Investing Activities	(32,513,551)	(78,574,561)	(9,938,545)
Cash Flows from Financing Activities			
Net change in federal funds purchased		(2,932,000)	370,000
Net change in demand and savings deposits	46,713,540	8,147,063	8,044,854
Net change in time deposits	31,704,568	35,518,478	992,378
Net change in short-term debt	(11,425,378)	10,699,236	656,122
Dividends paid in cash	(1,932,332)	(2,103,775)	(2,016,246)
Proceeds from long-term debt	27,400,000	39,747,500	10,000,000
Proceeds for issuance of subordinated debt	2,715,000		
Payments to repurchase common stock	(54,276)	(1,805,517)	(968,554)
Proceeds from issuance of common stock	173,071	118,135	9,552
Repayments of long-term debt	(32,350,131)	(4,130,953)	(9,532,966)
Net Cash Provided by Financing Activities	62,944,062	83,258,167	7,555,140
Net Increase (Decrease) in Cash and Cash Equivalents	8,974,504	5,960,263	2,458,495
Cash and Cash Equivalents, Beginning of Year	14,665,781	8,705,518	6,247,023
Cash and Cash Equivalents, End of Year	$ 23,640,285	$ 14,665,781	$ 8,705,518
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 10,419,858	$ 10,646,216	$ 10,801,426
Income taxes	720,000	950,000	1,155,000

The accompanying notes are an integral part of this statement.

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. (the "Company"), through its subsidiary Farmers & Merchants Bank (the "Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham, Shenandoah and Page Counties in Virginia, and the adjacent counties of Augusta, Virginia and Hardy, West Virginia. Services are provided at nine branch offices. The Company offers insurance, mortgage lending and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc, and VBS Mortgage, LLC.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Farmers and Merchants Bank, TEB Life Insurance Company, Farmers & Merchants Financial Services, Inc. and VBS Mortgage, LLC. (net of minority interest). Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits at other financial institutions whose initial maturity is ninety days or less and Federal funds sold.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income. Also included in securities available for sale are marketable equity securities.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal income tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from some of the partnerships. Amortization of these investments are prorated based on the amount of benefits received in each year to the total estimated benefits over the life of the projects. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectibility of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual Loans

Commercial loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time. Interest accruals are continued on past due, secured residential real estate loans and consumer purpose loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Intangible Assets

Core deposit intangibles are amortized on a straight-line basis over ten years. Core deposit intangibles, net of amortization totaled $321,932 and $597,874 at December 31, 2009 and 2008, respectively. The Company adopted ASC 350 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over the estimated useful life.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ASC 850, Business Combinations and ASC 350, Intangibles. ASC 850 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. ASC 350 became effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of ASC 350 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an impairment review on an annual basis and more frequently if certain impairment indicators are in evidence. ASC 350 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

Goodwill totaled $2,669,517 at December 31, 2009 and 2008. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2009, 2008 or 2007.

Pension Plans

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted ASC 325-960 "Defined Benefit Pension Plans" (formerly SFAS No. 158), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under ASC 325-960, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2009, 2008, and 2007 were $223,762, $295,214 and $244,930, respectively.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

In 2006, the FASB issued ASC 740 (formerly Interpretation No. 48), "Income Taxes." ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities and changes in pension plan funding status, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2009	2008	2007
Changes in:			
Net income	$ 2,029,902	$ 3,250,845	$ 4,453,086
Adjustment for initial adoption of ASC 325-960			
funded status adjustment	852,683	(1,835,082)	531,150
Tax effect	(289,912)	623,928	(180,591)
Pension plan adjustment, net of tax	562,771	(1,211,154)	350,559
Unrealized holding gains (losses)			
on available-for-sale securities	865,875	(2,742,769)	(1,041,606)
Other than temporary impairment losses	1,751,169	1,758,730	171,000
Reclassification adjustment for			
(gains) losses realized in income	2,424	(78,173)	(272,185)
Net unrealized gains (losses)	2,619,468	(1,062,212)	(1,142,791)
Tax effect	890,619	361,152	388,549
Unrealized holding gain (losses), net of tax	1,728,849	(701,060)	(754,242)
Total other comprehensive income	$ 4,321,522	$ 1,338,631	$ 4,049,403

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding. The Company had no potentially dilutive instruments during the three-year period ended December 31, 2009.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Derivative Financial Instruments and Change in Accounting Principle

On January 1, 2001, the Company adopted ASC 815 "Derivative and Hedging Investments" (formerly SFAS No. 133). This statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Under ASC 815, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedging item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair value of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedging items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 18, 2010, the date the financial statements were issued.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $25,000 for the years ended December 31, 2009 and 2008.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
U. S. Treasuries	$ 109,813	$	$	$ 109,813
December 31, 2008				
U. S. Treasuries	$ 109,634	$ -	$ -	$ 109,634

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Government sponsored enterprises	$ 5,975,816	$ 35,878	$	$ 6,011,694
Mortgage-backed obligations of federal agencies	5,895,747	277,032	2,439	6,170,340
Marketable equities	3,768,175	263,700	288,906	3,742,969
Municipals				
Corporate bonds	280,800	223,730		504,530
Total Securities Available for Sale	$ 15,920,538	$ 800,340	$ 291,345	$ 16,429,533
December 31, 2008				
Government sponsored enterprises	$ 10,012,805	$ 202,895	$ 21,860	$ 10,193,840
Mortgage-backed obligations of federal agencies	8,391,182	193,059	10,475	8,573,766
Marketable equities	5,430,255	22	2,366,026	3,064,251
Municipals	125,000		227	124,773
Corporate bonds	280,800			280,800
Total Securities Available for Sale	$ 24,240,042	$ 395,976	$ 2,398,588	$ 22,237,430

The amortized cost and fair value of securities at December 31, 2009, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 109,813	$ 109,813	$ 2,301,928	$ 2,299,622
Due after one year through five years			3,976,069	4,011,814
Due after five years ·			5,874,366	6,375,128
	109,813	109,813	12,152,363	12,686,564
Marketable equities			3,768,175	3,742,969
Total	$ 109,813	$ 109,813	$ 15,920,538	$ 16,429,533

There were no sales of debt securities during 2009, 2008, or 2007. Following is a table reflecting gains and losses on equity securities:

	2009	2008	2007
Gains	$ 2,475	$ 244,181	$ 344,944
Losses	(4,899)	(166,008)	(72,759)
Net Gains	$ (2,424)	$ 78,173	$ 272,185

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $15,229,000 at December 31, 2009 and $21,078,000 at December 31, 2008.

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

Other investments consist of investments in fourteen low-income housing and historic equity partnerships (carrying basis of $4,204,000), stock in the Federal Home Loan Bank (carrying basis of $4,543,000), and various other investments (carrying basis of $933,000). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2009. At December 31, 2009, the Company was committed to invest an additional $2,770,938 in five low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio includes fixed rate bonds, whose prices move inversely with rates, variable rate bonds and equity securities. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. Bonds deteriorate in value due to credit quality of the individual issuer and changes in market conditions. These losses relate to market conditions and the timing of purchases.

A summary of these losses (in thousands) is as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2009						
Government sponsored enterprises	$	$	$	$	$	$
Mortgage backed obligations			300	(2)	300	(2)
Marketable equities			1,891	(289)	1,891	(289)
Total	$	$	$ 2,191	$ (291)	$ 2,191	$ (291)
2008						
Government sponsored enterprises	$ 2,002	$ (22)	$	$	$ 2,002	$ (22)
Mortgage backed obligations			373	(11)	373	(11)
Marketable equities	598	(381)	1,853	(1,985)	2,451	(2,366)
Total	$ 2,600	$ (403)	$ 2,226	$ (1,996)	$ 4,826	$ (2,399)

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

The Company recognized other-than-temporary impairment losses of $1,751,000, $1,759,000, and $171,000 in the carrying basis of its equity holdings in 2009, 2008, and 2007, respectively. These write downs were a result of management's evaluation and determination that these assets met the definition of other than temporary impairment under ASC 320-10.

NOTE 5 LOANS:

Loans held for investment as of December 31:

	2009	2008
Real Estate		
Construction	$ 86,319,632	$ 71,259,034
Mortgage	191,381,547	169,121,443
Commercial and agricultural	134,992,512	134,008,258
Installment	19,247,550	22,791,468
Credit cards	2,355,510	1,940,301
Other	106,165	112,032
Total	$ 434,402,916	$ 399,232,536

The Company has pledged loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $155,632,000 and $167,246,000 as of December 31, 2009 and 2008, respectively. During 2005, the Company switched to a blanket lien on its entire residential real estate portfolio and also began pledging commercial and home equity loans.

The following is a summary of information pertaining to impaired loans (in thousands):

	2009	2008	2007
Impaired loans without a valuation allowance	$ 1,241	$ 1,743	$ -
Impaired loans with a valuation allowance	7,694	1,676	2,748
Total impaired loans	$ 8,935	$ 3,419	$ 2,748
Valuation allowance related to impaired loans	$ 986	$ 468	$ 682
Average investment in impaired loans	$ 5,666	$ 3,908	$ 3,408
Interest income recognized on impaired loans	$ 347	$ 162	$ 247

Loans held for sale consists of the Bank's commitment to purchase up to $35,000,000 in residential mortgage loan participations. These loans are purchased as a 95% participation in loans that are warehoused by a bank in California. Loans are originated by a network of mortgage loan originators throughout the United States. A take out commitment is in place at the time the participation interests are purchased. The Bank receives certain loan documents daily for review, makes its purchase decision and wires funds to the bank in California. By contract terms, the Bank will hold these loans up to 60 days. The actual holding period of individual loans has ranged from 1 day to 50 days, with an average of 10 days during 2008 and 2009.

The commitment to purchase these loan participations was entered into in 2003, as a $30,000,000 commitment, but actual purchases were immaterial until March 2004. This program was entered into as an alternative to selling Federal Funds and other short-term investments. As demand within the program increased, the Bank recognized an opportunity to earn a return based on the spread between the participation interest received and the cost of borrowing daily rate credit from the FHLB. The volume of loans purchased fluctuates due to a number of factors including changes in secondary market rates, which affects demand for mortgage loans; the number of participating banks involved in the program; the number of mortgage loan originators selling loans to the lead bank and the funding capabilities of the lead bank.

Loans held for sale as of December 31:

	2009	2008
Real Estate	$ 31,167,763	3,780,287

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

	2009	2008	2007
Balance, beginning of year	$ 2,189,261	$ 1,702,501	$ 1,791,248
Provision charged to operating expenses	4,210,000	815,000	270,000
Loan recoveries	75,997	71,751	91,620
Loans charged off	(2,639,560)	(399,991)	(450,367)
Balance, end of year	$ 3,835,698	$ 2,189,261	$ 1,702,501
Percentage of loans held for investment	.88%	.55%	.54%

NOTE 7 BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31 are summarized as follows:

	2009	2008
Land	$ 1,145,204	$ 1,063,320
Buildings and improvements	6,883,232	6,844,160
Furniture and equipment	4,964,684	4,810,223
	12,993,120	12,717,703
Less - accumulated depreciation	(5,913,616)	(5,260,575)
Net	$ 7,079,504	$ 7,457,128

Provisions for depreciation of $654,401 in 2009, $630,314 in 2008, and $697,659 in 2007 were charged to operations.

NOTE 8 TIME DEPOSITS:

At December 31, 2009, the scheduled maturities of time deposits are as follows:

2010	$ 157,529,288
2011	46,155,551
2012	8,547,164
2013	9,039,683
2014	10,953,572
Total	$ 232,225,258

NOTE 9 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at any Month End	Outstanding at Year End	Average Balance Outstanding	Weighted Average Interest Rate	Year End Interest Rate
2009					
Short term note	$ 750,000	$	$ 400,000	5.00%	%
Federal funds purchased	14,924,000		1,369,148	.80%	%
FHLB daily rate credit	21,002,500	2,800,000	6,890,041	.49%	.36%
Securities sold under agreements to repurchase	9,895,231	6,284,909	6,090,608	.43%	.47%
Totals		$ 9,084,909	$ 14,749,797	.62%	.44%

NOTE 9 SHORT-TERM DEBT (CONTINUED):

	Maximum Outstanding at any Month End	Outstanding at Year End	Average Balance Outstanding	Weighted Average Interest Rate	Year End Interest Rate
2008					
Short term note	$ 1,000,000	$ 750,000	$ 437,500	5.00%	5.00%
Federal funds purchased	10,684,000		1,993,844	2.18%	-
FHLB daily rate credit	35,000,000	12,252,500	12,366,810	2.15%	.70%
Securities sold under agreements to repurchase	10,005,446	7,507,787	8,886,829	1.61%	.59%
Totals		$ 20,510,287	$ 23,684,983	2.00%	.75%
2007					
Federal funds purchased	$ 2,932,000	$ 2,932,000	$ 494,066	5.26%	4.36%
FHLB daily rate credit	7,500,000	-	626,027	5.58%	4.40%
Securities sold under agreements to repurchase	10,957,095	9,811,051	9,920,289	4.40%	3.83%
Totals		$ 12,743,051	$ 11,040,382	4.51%	3.95%

Repurchase agreements are secured transactions with customers and generally mature the day following the date sold. Federal funds purchased are unsecured overnight borrowings from other financial institutions. FHLB daily rate credit, which is secured by the loan portfolio is a variable rate loan that acts as a line of credit to meet financing needs. Margin borrowings which carry a variable rate are secured by investment securities and are used to finance equity acquisitions on a short term basis.

As of December 31, 2009, the Company had lines of credit with correspondent banks totaling $20,000,000, which may be used in the management of short-term liquidity.

In September 2008 the Company entered into an agreement with Page Valley Bank to provide a $1 million term loan to be used for a capital contribution to the Bank. The loan is unsecured and carried an interest rate of prime. Repayment terms include quarterly payments of $250,000 plus interest beginning in December 2008. The loan was paid in full on October 2, 2009.

NOTE 10 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) were $22,250,000 in 2009, $34,747,000 in 2008, and $10,000,000 in 2007. The interest rates on the notes payable are fixed at the time of the advance and range from 1.12% to 4.82%; the weighted average interest rate was 3.23% and 3.74% at December 31, 2009 and 2008, respectively. The balance of these obligations at December 31, 2009 was $55,381,000. The long-term debt is secured by qualifying mortgage loans owned by the Company.

In March 2008, the Company entered into an agreement with a correspondent bank (Silverton Bank) to provide a $5 million line of credit to be used for general corporate purposes, including capital contributions to the Bank and for the current stock repurchase program. The loan is unsecured and bears a rate of prime minus 1.25%. In November 2009, the Company entered into an agreement with Page Valley Bank (and several sub-participants) to refinance the Silverton line of credit as a five year, fixed rate, amortizing loan at 6%. The Company will make quarterly installments of $250,000 plus interest beginning in February 2010.

In August 2009, the Company began to issue Subordinated debt agreements with local investors bearing terms of 7 to 10 years. Interest rates are fixed on the notes for the full term but vary by maturity. Rates range from 7.0% on the 7 year note to 8.05% on the ten year note. As of December 31, 2009 the balance outstanding was $2,715,000. Due to their terms (greater than five years) and priority (subordinate to deposits and other borrowings) this debt is counted with capital for purposes of calculating the Total Risk Based Capital Ratio.

NOTE 10 LONG-TERM DEBT (CONTINUED):

The maturities of long-term debt, including Federal Home Loan Bank of Atlanta borrowings, the Page Valley Bank Loan and Subordinated debt agreements, as of December 31, 2009 are as follows:

2010	$ 11,345,238
2011	8,925,571
2012	17,982,857
2013	12,214,286
2014	9,912,750
Thereafter	2,715,000
Total	$ 63,095,702

NOTE 11 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2009	2008	2007
Current expense			
Federal	$ 1,033,350	$ 1,578,452	$ 1,999,315
Deferred benefit			
Federal	(678,041)	(140,074)	(61,390)
State	(16,000)	(19,750)	(284,801)
Total Income Tax Expense	$ 339,309	$ 1,418,628	$ 1,653,124
Amounts in above arising from gains (losses) on security transactions	$ (550,660)	$ (402,807)	$ 21,232

The deferred tax effects of temporary differences are as follows:

	2009	2008	2007
LIH Partnership Losses	$ (21,505)	$ (32,850)	$ (95,210)
Securities impairment	(549,836)	(378,759)	(27,724)
Local & Historic State Credits Recognized	(16,000)	(19,750)	(284,801)
Provision for loan losses	(404,016)	(165,498)	30,108
Non-qualified deferred compensation	30,072	(4,460)	(10,268)
Depreciation	48,163	143,858	(44,906)
Core deposit intangible amortization	(33,113)	(33,113)	(33,113)
Pension expense	190,722	269,154	57,509
Goodwill tax amortization	61,424	61,424	61,424
Other	48	170	790
Deferred Income Tax Expense (Benefit)	$ (694,041)	$ (159,824)	$ (346,191)

The components of the deferred taxes as of December 31 are as follows:

	2009	2008
Deferred Tax Assets		
Allowance for loan losses	$ 994,117	$ 590,101
Split dollar life insurance	4,892	1,506
Nonqualified deferred compensation	345,483	374,498
Securities impairment	1,179,426	474,085
Core deposit amortization	264,906	231,793
State historic tax credits	292,184	276,184
Securities available for sale	(34,260)	715,944
Bank owned life insurance	484,091	
Other	977	1,644
Total Assets	$ 3,531,816	$ 2,665,755

NOTE 11 INCOME TAX EXPENSE (CONTINUED):

Deferred Tax Liabilities:		
Unearned low income housing credits	$ 762,373	$ 782,608
Depreciation	322,110	273,948
Pension	766,774	576,052
Goodwill tax amortization	542,578	481,154
Securities available for sale	105,560	123,552
Other	51,628	
Total Liabilities	2,551,023	2,237,314
Deferred Tax Asset (Liability)	$ 980,793	$ 428,441

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2009	2008	2007
Tax expense at federal statutory rates	$ 779,734	$ 1,571,699	$ 2,076,111
Increases (decreases) in taxes resulting from:			
State income taxes, net	3,514	4,497	(55,130)
Partially exempt income	(64,592)	(19,524)	(135,259)
Tax-exempt income	(157,454)	(170,210)	(159,916)
Prior year LIH credits	(27,521)	(27,356)	(51,735)
Other	(194,372)	59,522	(20,947)
Total Income Tax Expense	$ 339,309	$ 1,418,628	$ 1,653,124

NOTE 12 EMPLOYEE BENEFITS:

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted ASC 325-960 "Defined Benefit Pension Plans" (formerly "SFAS 158"), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under ASC 325-960, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets for 2009, 2008 and 2007:

	2009	2008	2007
Change in Benefit Obligation			
Benefit obligation, beginning	$ 4,582,997	$ 4,111,188	$ 3,975,983
Service cost	358,799	402,976	316,786
Interest cost	273,333	320,270	237,892
Actuarial gain (loss)	110,390	46,725	(333,377)
Benefits paid	(13,668)	(298,162)	(86,096)
Benefit obligation, ending	$ 5,311,851	$ 4,582,997	$ 4,111,188
Change in Plan Assets			
Fair value of plan assets, beginning	3,948,698	4,072,435	3,236,937
Actual return on plan assets	1,157,880	(1,325,575)	421,594
Employer contribution		1,500,000	500,000
Benefits paid	(13,668)	(298,162)	(86,096)
Fair value of plan assets, ending	$ 5,092,910	$ 3,948,698	$ 4,072,435
Funded status at the end of the year	$ (218,941)	$ (634,299)	$ (38,753)

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

	2009	2008	2007
Amount recognized in the Balance Sheet			
Accrued prepaid benefit cost	$ 1,204,854	$ 1,642,179	$ 402,643
Unfunded pension benefit obligation under ASC 325-960	(1,423,795)	(2,276,478)	(441,396)
Amount recognized in other liabilities	$ (218,941)	$ (634,299)	$ (38,753)
Amount recognized in accumulated other comprehensive income			
Net Gain/(Loss)	$ (1,570,180)	$ (2,428,163)	$ (599,706)
Prior service cost	146,385	151,685	158,310
Net obligation at transition			-
Amount recognized	(1,423,795)	(2,276,478)	(441,396)
Deferred Taxes	484,091	774,003	150,075
Amount recognized in accumulated comprehensive income	$ (939,704)	$ (1,502,475)	$ (291,321)
(Accrued) Prepaid benefit detail			
Benefit obligation	$ (5,311,851)	$ (4,582,997)	$ (4,111,188)
Fair value of assets	5,092,910	3,948,698	4,072,435
Unrecognized net actuarial loss	1,570,180	2,428,163	599,706
Unrecognized transition obligation		-	-
Unrecognized prior service cost	(146,385)	(151,685)	(158,310)
Prepaid (accrued) benefits	$ 1,204,854	$ 1,642,179	$ 402,643
Components of net periodic benefit cost			
Service cost	$ 358,799	$ 322,381	$ 316,786
Interest cost	273,333	256,216	237,892
Expected return on plan assets	(313,710)	(376,713)	(274,201)
Amortization of prior service cost	(5,300)	(5,300)	(5,300)
Amortization of transition obligation		-	10,155
Recognized net actuarial (gain) loss	124,203	11,787	45,525
Net periodic benefit cost	$ 437,325	$ 208,371	$ 330,857
Additional disclosure information			
Accumulated benefit obligation	$ 3,538,352	$ 2,977,671	$ 2,575,783
Vested benefit obligation	$ 3,398,034	$ 2,871,201	$ 2,497,484
Discount rate used for net pension cost	6.00%	6.25%	6.00%
Discount rate used for disclosure	6.00%	6.00%	6.25%
Expected return on plan assets	8.00%	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%	5.00%
Average remaining service (years)	16	16	16

Funding Policy

It is the Bank's policy to normally contribute the maximum tax-deductible amount each year as determined by the plan administrator. Based on current information, the 2010 contribution will be $1,000,000 and pension cost for 2010 will be approximately $283,000.

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and the plan actuary, and with concurrence from their auditor. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The following table provides the pension plan's asset allocation as of December 31:

	2009	2008
Mutual funds - equity	61%	64%
Mutual funds –fixed income	38%	31%
Cash and equivalents	1%	5%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equity. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

Estimated Future Benefit Payments

2010	$ 57,847
2011	58,503
2012	80,634
2013	100,492
2014	168,391
2015-2017	1,094,838
	$ 1,560,705

Employee Stock Ownership Plan (ESOP)

The Company sponsors an ESOP which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $180,000 in 2009, $275,000 in 2008, and $250,000 in 2007 to the Plan and charged this expense to operations. The shares held by the ESOP totaled 123,908 and 114,991 at December 31, 2009 and 2008, respectively.

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

401K Plan

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 20 percent of their salary on a pretax basis, subject to certain IRS limits. Under the Safe Harbor rules employees are automatically enrolled at 3% (in the third year this increases by 1% per year up to 6%) of their salary unless elected otherwise. The Company matches a hundred percent of the first 1% contributed by the employee and fifty percent of the next 2% to 6% of employee contributions. Vesting in the contributions made by the bank is 100% after two years of service. Contributions under the plan amounted to $142,853, $116,422 and $108,717 in 2009, 2008 and 2007, respectively.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for several of its key employee's and directors. The Company may make annual contributions to the plan, and the employee or director has the option to defer a portion of their salary or bonus based on qualifying annual elections. Due to the level of earnings, the Company did not contribute to the plan in 2009. Contributions to the plan totaled $60,000 and $50,000 in 2008, 2007, respectively.

NOTE 13 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $3,062,630 and $4,775,222 at December 31, 2009 and 2008, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector, specifically the poultry industry for which loans outstanding total $16,120,000. Other identified loan concentration areas greater than 25% of capital include motel properties, multi-family residential, spec homes and construction/development. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 89% of the loan portfolio is secured by real estate.

NOTE 14 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2009	2008
Commitments to loan money	$ 83,081,156	$ 95,106,266
Standby letters of credit	1,108,419	1,677,343

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower's ability to pay. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 14 COMMITMENTS (CONTINUED):

The Bank leases three of its branch offices on long term lease arrangements of either five or ten years. Lease expense for 2009, 2008 and 2007 were $71,760, $71,760 and $69,960, respectively. As of December 31, 2009, the required lease payments for the next five years are as follows:

Year		Amount
2010	$	64,260
2011		26,640
2012		21,600
2013		21,600
2014		21,600

NOTE 15 ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Derivative Financial Instruments

The Company has stand alone derivative financial instruments in the form of forward option contracts. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet as derivative assets and derivative liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

The Company issues to customers certificates of deposit with an interest rate that is derived from the rate of return on the stock of the companies that comprise The Dow Jones Industrial Average. In order to manage the interest rate risk associated with this deposit product, the Company has purchased a series of forward option contracts. These contracts provide the Company with a rate of return commensurate with the return of The Dow Jones Industrial Average from the time of the contract until maturity of the related certificate of deposit. These contracts are accounted for as fair value hedges. Because the certificates of deposit can be redeemed by the customer at anytime and this related forward options contracts cannot be cancelled by the Company, the hedge is not considered effective.

At December 31, the information pertaining to the forward option contracts, included in other liabilities on the balance sheet, is as follows:

	2009	2008
Notional amount	$ 497,691	$ 551,250
Fair market value of contracts	$ 13,295	$ 15,471

NOTE 16 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2009	2008
Total loans, beginning of year	$ 7,246,384	$ 7,417,401
New loans	1,271,666	2,046,744
Participation Sold		(986,845)
Repayments	(1,793,627)	(1,230,916)
Total loans, end of year	$ 6,724,423	$ 7,246,384

NOTE 17 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2008, approximately $1,926,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $2,428,000 in 2009, $2,559,000 in 2008 and $2,516,000 in 2007.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

ASC 825 "Financial Intruments" (formerly SFAS 107) defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value. Estimated fair value and the carrying value of financial instruments at December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 5,314	$ 5,314	$ 5,687	$ 5,687
Interest bearing deposits	65	65	1,164	1,162
Federal funds sold	18,326	18,326	8,979	8,979
Securities available for sale	16,430	16,430	22,237	22,237
Securities held to maturity	110	110	110	110
Other investments	9,681	9,681	8,439	8,439
Loans	481,967	434,403	418,630	399,233
Loan held for sale	31,168	31,168	3,780	3,780
Bank owned life insurance	6,593	6,593	6,304	6,304
Accrued interest receivable	2,038	2,038	2,056	2,056
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	53,475	53,475	49,786	49,786
Interest bearing	100,714	100,714	62,552	62,552
Savings deposits	34,229	34,229	29,367	29,367
Time deposits	234,032	232,225	202,082	200,521
Accrued liabilities	7,534	7,396	7,687	7,687
Short-term debt	9,085	9,085	20,569	20,510
Subordinated debt	2,715	2,715		
Long-term debt	61,216	60,381	68,846	65,331

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments entered into during the month of December of each year.

NOTE 19 FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC 820), "Fair Value Measurement Disclosures" (formerly "FAS No. 157"), defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following sections provide a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.

Impaired Loans: SFAS No. 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral.

Other Real Estate Owned: Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of SFAS No. 157.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

December 31, 2009	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale	$ 16,430	$ 4,247	$ 12,183	$
Loans held for sale	31,168		31,168	
Impaired loans	6,708		6,708	
Other real estate owned	526		526	
Total assets at fair value	$ 54,832	$ 4 247	$ 50,585	$
Total liabilities at fair value	$	$	$	$

There were no assets or liabilities recorded at fair value on a non-recurring basis.

NOTE 20 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2009, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Federal Reserve Bank Report of Examination (which was as of May 10, 2006), the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital ratios are presented in the following table:

	Actual December 31,				Regulatory Requirements	
	2009		2008		Adequately Capitalized	Well Capitalized
	$	%	$	%		
Total risk-based ratio						
Consolidated	$ 43,324	10.65%	$ 36,441	10.04%	8.00%	none
Bank only	44,488	11.07%	35,895	10.07%	8.00%	10.00%
Tier 1 risk-based ratio						
Consolidated	36,623	9.01%	34,252	9.44%	4.00%	none
Bank only	37,853	9.42%	33,727	9.46%	4.00%	6.00%
Total assets leverage ratio						
Consolidated	36,623	7.08%	34,252	7.64%	3.00%	none
Bank only	37,853	7.32%	33,727	7.53%	3.00%	5.00%

NOTE 21 INTANGIBLES:

Core deposit intangible costs recognized from the acquisition of the Woodstock and Edinburg branches are being amortized using the straight-line method over a ten-year period. The core deposit intangibles and goodwill totaled $2,833,476 and $2,638,677, respectively at the acquisition date. Amortization expense for the years ending December 31, 2009, 2008 and 2007 was $276,000 in each year.

NOTE 22 INVESTMENT IN LIFE INSURANCE CONTRACTS

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. To help offset escalating benefit costs and to attract and retain qualified employees, the Bank purchased Bank Owned Life Insurance (BOLI) contracts that will provide benefits to employees during their lifetime. Dividends received on these policies are tax-deferred and the death benefits under the policies are tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term investments which the Bank might make.

F & M Bank Corp. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

NOTE 23 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 174,950	$ 194,266
Investment in subsidiaries	40,109,958	38,871,291
Securities available for sale	3,347,452	2,682,791
Limited partnership investments	1,814,800	2,681,931
Deferred income taxes	592,604	683,605
Other Assets	61,839	292,232
Total Assets	$ 46,101,603	$ 45,406,116
Liabilities		
Short term debt	$	$ 750,000
Long term debt	6,389,650	6,360,000
Accrued interest payable	57,129	50,135
Other liabilities	44,882	78,567
Dividends payable	345,731	528,479
Due to subsidiaries	18,000	481,605
Demand obligations for low income housing investment	366,438	899,356
Total Liabilities	7,221,830	9,148,142
Stockholders' Equity		
Common stock par value $5 per share, 6,000,000 shares authorized, 2,295,053 and 2,289,497 shares issued and outstanding for 2009 and 2008, respectively	11,475,265	11,447,485
Capital surplus		
Retained earnings	27,989,144	27,686,745
Accumulated other comprehensive income (loss)	(584,636)	(2,876,256)
Total Stockholders' Equity	38,879,773	36,257,974
Total Liabilities and Stockholders' Equity	$ 46,101,603	$ 45,406,116

NOTE 23 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Net Income and Retained Earnings
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Income			
Dividends from affiliate	$ 2,428,000	$ 2,809,000	$ 2,516,000
Investment income	101	465	13,407
Dividend income	169,966	324,219	310,919
Interest Income		64,777	40,031
Other than temporary impairment losses	(1,617,165)	(1,206,581)	(171,000)
Security gains (losses)	(2,424)	21,855	233,446
Net limited partnership income	192,597	101,518	226,889
Total Income	1,171,075	2,115,253	3,169,692
Expenses			
Interest expense	233,627	219,492	80,476
Administrative expenses	211,294	182,285	171,001
Total Expenses	444,921	401,777	251,477
Net income before income tax expense (benefit) and undistributed subsidiary net income	726,154	1,713,476	2,918,215
Income Tax Expense (Benefit)	(824,542)	(430,706)	(74,560)
Income before undistributed subsidiary net income	1,550,696	2,144,182	2,992,775
Undistributed subsidiary net income	403,326	1,059,834	1,460,311
Net Income	1,954,022	3,204,016	4,453,086
Retained earnings, beginning of year	27,686,745	28,409,273	26,794,238
Adoption of FAS 106		(428,112)	
Stock issuance	134,680	-	-
Stock repurchase	(43,666)	(1,415,417)	(807,487)
Dividends on common stock	(1,742,637)	(2,083,015)	(2,030,564)
Retained Earnings, End of Year	$ 27,989,144	$ 27,686,745	$ 28,409,273

NOTE 23 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 1,954,022	$ 3,204,016	$ 4,453,086
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(403,326)	(1,059,834)	(1,460,311)
Gain (Loss) on sale of securities	2,424	(21,855)	(233,446)
Other than temporary impairment losses	1,617,165	1,206,581	171,000
Deferred tax (benefit) expense	(276,118)	(1,269)	(389,105)
Increase (decrease) in other assets	(510,937)	144,130	-
Increase (decrease) in other liabilities	261,568	97,407	39,396
Net change in deferred tax credits	(20,235)	15,931	29,628
Amortization of limited partnership investments	354,108	431,584	722,041
Net Cash Provided by Operating Activities	2,978,671	4,016,691	3,332,289
Cash Flows from Investing Activities			
Change in loans receivable		1,089,167	(1,089,167)
Proceeds from sales of securities available for sale	32,228	1,511,286	2,172,408
Proceeds from maturities of securities available for sale	656,250		
Purchase of securities available for sale	(253,222)	(962,408)	(2,763,932)
Capital contributed to subsidiary		(5,500,000)	
Net Cash Provided by (Used in) Investing Activities	435,256	(3,861,955)	(1,680,691)
Cash Flows from Financing Activities			
Proceeds of long-term debt	5,150,000	5,650,000	2,826,500
Payments on long-term debt	(6,019,706)	(2,626,540)	(2,080,210)
Change in short term debt	(750,000)	750,000	
Payments to repurchase common stock	(54,276)	(1,805,517)	(968,554)
Proceeds from issuance of common stock	173,071	118,135	9,552
Dividends paid in cash	(1,932,332)	(2,103,775)	(2,016,246)
Net Cash Used in Financing Activities	(3,433,243)	(17,697)	(2,228,958)
Net Increase in Cash and Cash Equivalents	(19,316)	137,039	(577,360)
Cash and Cash Equivalents, Beginning of Year	194,266	57,227	634,587
Cash and Cash Equivalents, End of Year	$ 174,950	$ 194,266	$ 57,227

NOTE 24 INVESTMENT IN VBS MORTGAGE, LLC

On November 3, 2008, the Bank acquired a 70% ownership interest in VBS Mortgage, LLC (formerly Valley Broker Services, DBA VBS Mortgage). VBS originates both conventional and government sponsored mortgage for sale in the secondary market. As of December 31, 2009 and 2008, VBS' summarized balance sheet and short period income statement were as follows:

Balance Sheets
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 382,601	$ 29,397
Interest bearing deposits with banks		159,678
Property and equipment, net	36,688	28,575
Other Assets	127,448	27,274
Total Assets	546,737	244,924
Liabilities		
Line of credit	$	$ 19,943
Other liabilities	137,707	68,884
Total Liabilities	137,707	88,827
Equity		
Capital	219,634	219,634
Retained earnings	189,396	(63,537)
Total Equity	409,030	156,097
Total Liabilities and Equity	$ 546,737	$ 244,924

Statements of Income
For the years ended December 31, 2009 and 2008

	2009	2008
Income		
Mortgage origination income	$ 1,740,801	$ 115,543
Other income	5,933	1,961
Total Income	1,746,734	117,504
Expenses		
Interest expense	6	111
Salaries and employee benefits	775,521	93,057
Occupancy and equipment expense	111,583	21,584
Management and professional fees	382,076	2,966
Other	224,615	37,431
Total Expenses	1,493,801	155,149
Net income (loss)	$ 252,933	$ (37,645)



Report of Independent Registered Public Accounting Firm

To the Board of Directors
F & M Bank Corp. and Subsidiaries
Timberville, Virginia

We have audited the accompanying consolidated balance sheets of F & M Bank Corp. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of F & M Bank Corp.'s internal control over financial reporting as of December 31, 2009 included in the accompanying 2009 Form 10-K, item 8, and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Galax, Virginia
March 25, 2010

104 Cranberry Road, P.O. Box 760, Galax, VA 24333 Phone: 276.238.1800 Fax: 276.238.1801 elliottdavis.com

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's report on internal control over financial reporting and the audit report of the Registered Public Accounting Firm for the year ended December 31, 2009 are included in Item 8 of the annual report on Form 10-K. *Management's Report on Internal Control over Financial Reporting.* Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment using these criteria, management concluded that the internal control over financial reporting was effective as of December 31, 2009.

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors, executive officers and the audit committee financial expert is incorporated by reference from the Company's definitive proxy statement for the Company's 2010 Annual Meeting of Shareholders to be held May 8, 2010 ("Proxy Statement"), under the captions "Election of Directors," "Board of Directors and Committees," and "Executive Officers."

Information on Section 16(a) beneficial ownership reporting compliance for the directors and executive officers of the Company is incorporated by reference from the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company has adopted a broad based code of ethics for all employees and directors. The Company has also adopted a code of ethics tailored to senior officers who have financial responsibilities. A copy of the codes may be obtained without charge by request from the corporate secretary.

Item 11. Executive Compensation

This information is incorporated by reference from the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

This information is incorporated by reference from the Proxy Statement under the caption "Ownership of Company Common Stock" and "Executive Compensation" and from Item 5 of this 10-K.

Item 13. Certain Relationships and Related Transactions

This information is incorporated by reference from the Proxy Statement under the caption "Interest of Directors and Officers in Certain Transactions."

Item 14. Principal Accounting Fees and Services

This information is incorporated by reference from the Proxy Statement under the caption "Principal Accounting Fees."

Item 15. Exhibits and Financial Statement Schedules

The following financial statements are filed as a part of this report:

(a)(1) Financial Statements

The following consolidated financial statements and reports of independent auditors of the Company are in Part II, Item 8 on pages 30 thru 56:

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as a part of this form 10-K and this list includes the Exhibit index:

Exhibit No.

3.1	Restated Articles of Incorporation of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-Q filed August 13, 2007.
3.2	Amended and Restated Bylaws of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
21.0	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853 or our website at www.farmersandmerchants.biz.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Dean W. Withers
Dean W. Withers
Director, President and Chief Executive Officer

March 25, 2010
Date

By: /s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President and Chief Financial Officer

March 25, 2010
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
/s/ Thomas L. Cline Thomas L. Cline	Director	March 25, 2010
/s/ John N. Crist John N. Crist	Director	March 25, 2010
/s/ Julian D. Fisher Julian D. Fisher	Director, Chairman	March 25, 2010
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 25, 2010
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 25, 2010
/s/ Richard S. Myers Richard S. Myers	Director	March 25, 2010
/s/ Michael W. Pugh Michael W. Pugh	Director	March 25, 2010
/s/ Ronald E. Wampler Ronald E. Wampler	Director	March 25, 2010

Exhibit 21 List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
TEB Life Insurance Company (incorporated in Arizona), a subsidiary of Farmers & Merchants Bank
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank
VBS Mortgage, LLC (a Virginia Limited Liability Company), a subsidiary of Farmers & Merchants Bank

Exhibit 31.1

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Dean W. Withers, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 25, 2010

/s/ Dean W. Withers

Dean W. Withers
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 25, 2010

/s/ Neil W. Hayslett

Neil W. Hayslett
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of F & M Bank Corp. (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Dean W. Withers
Dean W. Withers
President & Chief Executive Officer

/s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President & Chief Financial Officer

March 25, 2010